          LINDNER FUNDS
          ADVISED BY RYBACK MANAGEMENT CORPORATION                   contents
          ----------------------------------------
          7711 Carondelet Avenue, Ste 700
          St. Louis, Missouri 63105
          Tel: 314-727-5305
[LOGO]    Fax: 314-727-9306


Statements of Assets & Liabilities                    p.2
Lindner Growth Fund
    Letter from the Fund Managers                     p.4
    Schedules of Investments                          p.5
Lindner Dividend Fund
    Letter from the Fund Manager                     p.10
    Schedules of Investments                         p.11
Lindner Utility Fund
    Letter from the Fund Managers                    p.16
    Schedules of Investments                         p.17
Lindner/Ryback Small-Cap Fund
    Letter from the Fund Managers                    p.19
    Schedules of Investments                         p.20
Lindner Bulwark Fund
    Letter from the Fund Managers                    p.22
    Schedules of Investments                         p.23
Lindner International Fund
    Letter from the Fund Managers                    p.26
    Schedules of Investments                         p.27
Statements of Operations                             p.30
Statements of Changes in Net Assets                  p.32
Notes to Financial Statements                        p.34
Financial Highlights                                 p.42
Report of Independent Auditors                       p.44


-------------------------------------------------------------------------------
TO OUR SHAREHOLDERS
The 1997 fiscal year for the Lindner Funds, which ended June 30, 1997, saw a continuation in the unprecedented strength in the stock market. The S&P 500 Index has more than doubled since the end of 1994, just 30 months ago. The powerful combination of solid economic growth, low inflation and rising corporate profits continues to drive stock prices to ever loftier levels. In addition to these underlying elements, demographics and enthusiasm for equities are fueling continuing inflows of money into stock mutual funds from retirement-oriented vehicles such as 401(k)s.

While we enjoy reaping the rewards of a strong market as much as any other investor, we would tend to echo the sentiment of Alan Greenspan, who said some months ago that this market seemed to be characterized by irrational exuberance. We remain true to our strong value orientation, carefully analyzing every investment opportunity and owning those securities that are selling at a discount to what a rational business person would pay for the entire underlying company. While this investment style may not produce the highest returns in a strong bull market, we remain confident that it will serve our investors very well over the long term.

In the following pages, you will find discussions of the performance of each of the Lindner Funds. If you would like more information about any of our funds, please call your customer service representative at 800-995-7777 or visit our Internet site, www.lindnerfunds.com. All of our portfolio managers join me in thanking you for investing with us and for your continued interest in the Lindner Funds.

/s/ Eric E. Ryback
Eric E. Ryback
President

--------------------------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
--------------------------------------------------------------------------------------------------
                     STATEMENTS OF ASSETS AND LIABILITIES
                                 JUNE 30, 1997
                                                                   LINDNER GROWTH      LINDNER
                                                                        FUND        DIVIDEND FUND
                                                                   --------------   --------------
ASSETS
Investment securities, at value:
  Unaffiliated issuers (identified cost
    of $832,498,825, $1,864,711,622,
    $39,723,776, $20,581,466, $54,918,845
    and $4,117,714, respectively)                                  $1,075,211,275   $1,881,447,327
  Affiliated issuers (identified cost
    $331,863,561, $88,260,357 and
    $5,398,363, respectively) (Note 5)                                413,905,495      115,471,836
Cash                                                                      229,329        1,167,683
Receivables:
  Investments sold - long                                               7,309,083       23,240,231
  Dividends and interest                                                2,551,863       19,810,781
  Fund shares sold                                                         47,225          414,850
  Investments sold - short                                                     --        4,808,795
Deposits with brokers for securities
  sold short                                                                   --        2,854,647
Unamortized organizational expense
  (Note 4)                                                                     --               --
Other assets                                                               32,429           48,164
                                                                   --------------   --------------
    Total assets                                                    1,499,286,699    2,049,264,314
                                                                   --------------   --------------
LIABILITIES
Accounts payable and accrued liabilities:
  Investment securities purchased                                       1,385,882        8,468,298
  Investments sold short, at value
    (proceeds $4,808,795 and $14,467,684,
    respectively)                                                              --        5,576,563
  Short sales covered                                                          --               --
  Fund shares redeemed                                                  2,218,714        7,266,488
  Distribution to shareholders (Note 8)                                        --        6,278,337
Other liabilities:
  Net variation margin on futures                                              --               --
  Management fee (Note 3)                                                 509,643        2,662,129
  Organizational expense (Note 4)                                              --               --
  Other                                                                    96,069          106,966
                                                                   --------------   --------------
    Total liabilities                                                   4,210,308       30,358,781
                                                                   --------------   --------------
NET ASSETS                                                         $1,495,076,391   $2,018,905,533
                                                                   ==============   ==============

NET ASSETS CONSIST OF:
Capital (par value and additional
  paid-in capital)                                                 $1,016,399,605   $1,850,394,425
Undistributed (overdistributed) net
  investment income (loss)                                              9,710,325       (1,805,630)
Accumulated net realized gain (loss) on
  investments and foreign currency
  transactions                                                        144,212,965      127,137,855
Net unrealized appreciation (depreciation)
  on investments and translation of
  assets and liabilities in foreign currency                          324,753,496       43,178,883
                                                                   --------------   --------------
NET ASSETS APPLICABLE TO OUTSTANDING SHARES                        $1,495,076,391   $2,018,905,533
                                                                   ==============   ==============

NET ASSET VALUE PER SHARE
Investor shares:
  NET ASSETS                                                       $1,494,974,794   $2,016,895,544
  SHARES OUTSTANDING                                                   57,542,095       72,192,150
                                                                   --------------   --------------
                                                                           $25.98           $27.94
                                                                   ==============   ==============
Institutional shares:
  NET ASSETS                                                             $101,597       $2,009,989
  SHARES OUTSTANDING                                                        3,916           72,030
                                                                   ==============   ==============
                                                                           $25.94           $27.90
                                                                   ==============   ==============
2                      See Notes to Financial Statements

------------------------------------------------------------------------------------------------------------------------------------
                                                        LINDNER INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------------
                                                STATEMENTS OF ASSETS AND LIABILITIES
                                                           JUNE 30, 1997

                                                                  LINDNER      LINDNER/RYBACK
                                                                  UTILITY        SMALL-CAP     LINDNER BULWARK       LINDNER
                                                                   FUND            FUND             FUND        INTERNATIONAL FUND
                                                                  -------      --------------  ---------------  ------------------
ASSETS
Investment securities, at value:
  Unaffiliated issuers (identified cost
    of $832,498,825, $1,864,711,622,
    $39,723,776, $20,581,466, $54,918,845
    and $4,117,714, respectively)                              $45,323,794      $24,950,216      $47,676,347        $4,602,547
  Affiliated issuers (identified cost
    $331,863,561, $88,260,357 and
    $5,398,363, respectively) (Note 5)                                  --               --        3,724,719                --
Cash                                                               134,724          161,483          117,678           101,578
Receivables:
  Investments sold - long                                        1,863,139               --      174,523,549                --
  Dividends and interest                                           167,181            2,350        1,523,469             9,805
  Fund shares sold                                                   1,250            3,345           50,170                --
  Investments sold - short                                              --               --       14,467,684                --
Deposits with brokers for securities
  sold short                                                            --               --       22,394,699                --
Unamortized organizational expense
  (Note 4)                                                           7,820            8,871           19,752            17,704
Other assets                                                           942              386            1,667             4,028
                                                               -----------      -----------      -----------        ----------
    Total assets                                                47,498,850       25,126,651      264,499,734         4,735,662
                                                               -----------      -----------      -----------        ----------
LIABILITIES
Accounts payable and accrued liabilities:
  Investment securities purchased                                  640,856          289,448      176,192,469                --
  Investments sold short, at value
    (proceeds $4,808,795 and $14,467,684,
    respectively)                                                       --               --       16,613,674                --
  Short sales covered                                                   --               --          834,214                --
  Fund shares redeemed                                              20,091               --          268,373                --
  Distribution to shareholders (Note 8)                             29,573               --               --                --
Other liabilities:
  Net variation margin on futures                                       --               --          412,710                --
  Management fee (Note 3)                                           27,177           13,783           65,033             3,831
  Organizational expense (Note 4)                                   12,334           11,223           26,222            17,944
  Other                                                              4,903            1,834            6,694             3,110
                                                               -----------      -----------      -----------        ----------
    Total liabilities                                              734,934          316,288      194,419,389            24,885
                                                               -----------      -----------      -----------        ----------
NET ASSETS                                                     $46,763,916      $24,810,363      $70,080,345        $4,710,777
                                                               ===========      ===========      ===========        ==========

NET ASSETS CONSIST OF:
Capital (par value and additional
  paid-in capital)                                             $38,924,145      $19,281,350      $88,135,247        $4,144,864
Undistributed (overdistributed) net
  investment income (loss)                                          31,617            5,434        2,224,739            (3,480)
Accumulated net realized gain (loss) on
  investments and foreign currency
  transactions                                                   2,208,135        1,154,829       (8,258,470)           84,618
Net unrealized appreciation (depreciation)
  on investments and translation of
  assets and liabilities in foreign currency                     5,600,019        4,368,750      (12,021,171)          484,775
                                                               -----------      -----------      -----------        ----------
NET ASSETS APPLICABLE TO OUTSTANDING SHARES                    $46,763,916      $24,810,363      $70,080,345        $4,710,777
                                                               ===========      ===========      ===========        ==========

NET ASSET VALUE PER SHARE
Investor shares:
  NET ASSETS                                                   $46,710,103      $24,810,181      $68,511,110        $4,710,356
  SHARES OUTSTANDING                                             2,965,947        3,234,177       10,225,666           420,969
                                                               -----------      -----------      -----------        ----------
                                                                    $15.75            $7.67            $6.70            $11.19
                                                               ===========      ===========      ===========        ==========
Institutional shares:
  NET ASSETS                                                       $53,813             $182       $1,569,235              $421
  SHARES OUTSTANDING                                                 3,418               24          235,277                38
                                                               ===========      ===========      ===========        ==========
                                                                    $15.74            $7.67            $6.67            $11.16
                                                               ===========      ===========      ===========        ==========

                       See Notes to Financial Statements                      3

Performance Summary

The Lindner Growth Fund's total return for the 1997 fiscal year was 12.5% compared with a total return of 34.68% from the S&P 500 Index. Our performance, though disappointing on a relative basis, is not surprising, considering the very high price-earnings multiples in the market. As of June 30, the S&P 500 was selling at a ratio of 23.4 times earnings, with many of the very largest companies, which carry substantial weight in the S&P Index, at even higher multiples.

We remain true to our value-based, low P/E approach to investing, analyzing opportunities for each company under consideration, buying when stocks seem cheap and selling when they become expensive. In this high-flying market, stocks that appear to offer good value are rare indeed. Over the long term, however, we believe that our conservative approach is appropriate.

The continuing economic strength that politicians and executives at big companies are gushing about has two consequences that are good for the Lindner Growth Fund's portfolio. First, a strong economy should help the companies in the portfolio make money. Second, with unemployment at a 20-year low, it has become easier for labor unions to be aggressive in their demands. If a few costly labor settlements begin to refuel inflation, the Federal Reserve will surely react by raising interest rates, slowing further economic growth. In recent months, our position in gold stocks has retarded the Fund's performance; however, if inflation accelerates, they should be valuable as insurance. Even without inflation, mining and energy companies that are able to produce cheaply and sell at a good profit are positioned to increase earnings, and stock valuations should increase accordingly.

/s/ Eric E. Ryback      /s/ Larry Callahan      /s/ Robert A. Lange
Eric E. Ryback          Larry Callahan          Robert A. Lange
President               Portfolio Manager       Portfolio Manager

August 8, 1997


Lindner Growth Fund
---------------------------------------------------------------------------
FUND PROFILE

This diversified fund seeks long-term capital appreciation through investments in common stocks or securities convertible into common stocks. Income is a secondary objective.

                 portfolio composition by industry
                          June  30, 1997


                              [GRAPH]

--------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
--------------------------------------------------------------------------------
                    SCHEDULES OF INVESTMENTS - JUNE 30, 1997
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER GROWTH FUND
-------------------
COMMON STOCKS (86.35%)
Aerospace/Defense (3.18%)
  Alliant Techsystems, Inc. <Fa>,<F*>                                     865,000             $47,575,000
                                                                                           -----------------

Automobiles and Parts (0.27%)
  The Coast Distribution Company <Fa>,<F*>                                501,000              $1,690,875
  Jason, Inc. <F*>                                                        415,000               2,386,250
                                                                                           -----------------
                                                                                               $4,077,125
                                                                                           -----------------

Business Services (2.84%)
  AlarmGuard Holdings (formerly Triton Group Ltd.) <Fa>,<F*>              369,430              $3,371,049
  Autoinfo, Inc. <Fa>,<F*>                                                461,000               1,123,688
  Highwaymaster Communications, Inc. <F*>                                 923,040              14,076,360
  Hunt Manufacturing Co.                                                  109,100               2,045,625
  Information Resources, Inc. <F*>                                        260,000               3,672,500
  Rollins, Inc.                                                           510,100              10,265,763
  Scientific Software Intercomp, Inc. <Fa>,<F*>                           868,000                 412,212
  Superior Surgical Mfg. Company, Inc. <Fa>                               493,000               5,792,750
  Wave Technologies International, Inc. <Fa>,<F*>                         232,500               1,627,500
                                                                                           -----------------
                                                                                              $42,387,447
                                                                                           -----------------

Chemicals and Allied Products (2.10%)
  Ethyl Corporation                                                     1,339,000             $12,385,750
  Solvay & Cie S.A. <Ff>                                                   32,200              18,988,595
                                                                                           -----------------
                                                                                              $31,374,345
                                                                                           -----------------

Computers and Electronic Equipment (1.15%)
  7th Level, Inc. <Fa>,<F*>                                             1,066,951              $2,800,746
  Amdahl Corporation <F*>                                                 200,000               1,750,000
  Buffton Corporation <Fa>,<F*>                                           501,000               1,127,250
  Eagle Point Software Corporation <Fa>,<F*>                              250,000               1,140,625
  Gradco Systems, Inc. <Fa>,<F*>                                          706,000               3,618,250
  Meridian Data, Inc. <F*>                                                376,200               1,645,875
  Micronics Computers, Inc. <Fa>,<F*>                                   1,309,900               4,011,569
  Scitex Corporation Ltd.                                                 130,600               1,150,912
                                                                                           -----------------
                                                                                              $17,245,227
                                                                                           -----------------

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
Construction and Real Estate (0.67%)
  Butler Manufacturing Company                                            240,000              $7,950,000
  Mostostal Export Corporation - ADR                                      634,400               2,004,704
                                                                                           -----------------
                                                                                               $9,954,704
                                                                                           -----------------

Energy (9.06%)
  Apache Corporation                                                      225,000              $7,312,500
  Archer Resources Ltd. <Ff>,<F*>                                         823,100               3,878,325
  Barrington Petroleum Ltd. <Ff>,<F*>                                     555,500               2,214,752
  Bitech Petroleum Corporation - Rule 144A <Fa>,<Ff>,<F*>               2,000,000               3,986,952
  Harken Energy Corporation <F*>                                        2,800,000              19,600,000
  Huntway Partners, L.P. <F*>                                           1,198,468               1,797,702
  ICO Inc.                                                                 54,000                 280,125
  Lasmo plc-ADR                                                           900,000              11,925,000
  Lukoil Oil Company - ADR <F*>                                            12,000                 933,000
  Maynard Oil Company <Fa>,<F*>                                           487,700               7,925,125
  Norex Industries, Inc. <F*>                                           1,030,200              16,483,200
  Phillips Petroleum Company                                              400,000              17,500,000
  Rowan Companies, Inc. <F*>                                              119,000               3,354,312
  Sasol Ltd. <Ff>                                                         250,000               3,279,682
  Tidewater, Inc.                                                          73,400               3,229,600
  Union Pacific Resources Group, Inc.                                     100,000               2,487,500
  USX-Marathon Group                                                      400,000              11,550,000
  Weatherford Enterra, Inc. <F*>                                          459,216              17,679,816
                                                                                           -----------------
                                                                                             $135,417,591
                                                                                           -----------------

Environmental Services (0.54%)
  Dames & Moore, Inc.                                                     143,900              $1,780,763
  EMCON <Fa>,<F*>                                                         465,400               1,803,425
  Recycling Industries, Inc. <Fa>,<F*>                                  1,000,000               1,937,500
  Tanknology Environmental, Inc. <Fa>,<F*>                              1,416,100               2,566,680
                                                                                           -----------------
                                                                                               $8,088,368
                                                                                           -----------------
                                       See Notes to Financial Statements                               5

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER GROWTH FUND
-------------------
Financial Services (6.26%)
  Bancfirst Corporation                                                   262,200              $8,783,700
  Banco de Colombia S.A. - GDR - Rule 144A                                250,000               1,546,875
  Bangkok Bank Public Company Ltd. <Ff>                                   150,000               1,030,689
  Banque Libanaise pour le Commerce SAL
    GDR - Rule 144A <F*>                                                  200,000               4,150,000
  CPB, Inc.                                                                84,939               3,163,978
  The Chase Manhattan Corporation                                         105,000              10,191,562
  CORUS Bankshares, Inc.                                                  664,958              18,785,063
  International Bancshares Corporation <Fa>                               488,340              25,515,765
  John Nuveen and Company, Inc.                                           656,300              20,509,375
                                                                                           -----------------
                                                                                              $93,677,007
                                                                                           -----------------

Food and Beverage (3.43%)
  Bertucci's Inc. <F*>                                                    124,600                $848,838
  Buffets, Inc. <F*>                                                      332,000               2,801,250
  Danone Group <Ff>                                                        15,000               2,480,880
  Eskimo Pie Corporation <Fa>                                             245,000               2,970,625
  Houlihan's Restaurant Group, Inc. <F*>                                   26,108                 202,337
  J & J Snack Foods Corporation <F*>                                      180,000               2,767,500
  The Morningstar Group, Inc. <Fa>,<F*>                                   915,000              26,878,125
  Savannah Foods & Industries, Inc.                                       394,000               6,919,625
  United Grain Growers Ltd. <Ff>                                          400,000               4,363,900
  Zapata Corporation <F*>                                                 212,300               1,048,231
                                                                                           -----------------
                                                                                              $51,281,311
                                                                                           -----------------

Healthcare (2.94%)
  Allied Healthcare Products, Inc. <Fa>,<F*>                              655,200              $4,258,800
  Angeion Corporation <F*>                                                491,900               2,121,319
  Cardiometrics, Inc. <Fa>,<F*>                                           616,900               4,742,419
  Cellpro, Inc. <F*>                                                      447,500               2,685,000
  Comprehensive Care Corporation - Rule 144A <Fa>,<F*>                    250,000               3,031,250
  Creative Biomolecules, Inc. <F*>                                        795,400               5,617,512
  Cytogen Corporation <F*>                                                930,500               4,536,188
  Endosonics Corporation <F*>                                             346,700               3,770,363
  Fischer Imaging Corporation <F*>                                         92,700                 556,200
  Haemonetics Corporation <F*>                                            268,000               5,125,500
  Physician Corporation of America <F*>                                   383,800               2,446,725

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------

Healthcare (continued)
  Rightchoice Managed Care, Inc. <Fa>,<F*>                                259,200              $3,515,400
  Summit Medical Systems, Inc. <Fa>,<F*>                                  564,800               1,553,200
                                                                                           -----------------
                                                                                              $43,959,876
                                                                                           -----------------

Industrial Products and Services (3.04%)
  Buderus AG <Ff>                                                           5,000              $2,754,663
  Durakon Industries, Inc. <F*>                                            73,600                 699,200
  Lufkin Industries                                                       122,240               3,208,800
  MFRI, Inc. <Fa>,<F*>                                                    341,000               3,239,500
  Mitsubishi Heavy Industries, Ltd. <Ff>                                  400,000               3,072,621
  Moore Products Company <F*>                                              61,500               1,345,312
  Quixote Corporation <Fa>                                                704,500               5,636,000
  Transtechnology Corporation <Fa>                                        300,000               6,825,000
  Vitro, Sociedad Anonima - ADR <F*>                                    1,659,100              18,664,875
                                                                                           -----------------
                                                                                              $45,445,971
                                                                                           -----------------

Insurance (4.9%)
  Acceptance Insurance Companies, Inc. <F*>                               450,000             $10,237,500
  Central Reserve Life Corporation                                        200,000               1,325,000
  John Alden Financial Corporation                                        320,100               6,702,094
  Lawyers Title Corporation                                               230,000               4,341,250
  Hilb, Rogal and Hamilton Company <Fa>                                 1,000,000              17,000,000
  Old Republic International Corporation                                  828,750              25,121,484
  PICO Holdings, Inc. <F*>                                                921,821               4,148,194
  Sphere Drake Holdings Ltd.                                              500,000               4,281,250
                                                                                           -----------------
                                                                                              $73,156,772
                                                                                           -----------------

Investments (3.09%)
  Antofagasta Holdings P.L.C. <Ff>                                        950,000              $7,249,917
  Dundee Bancorp, Inc. <Ff>,<F*>                                          300,400               6,968,322
  Gateway Industries, Inc. <Fa>,<F*>                                      325,900                 661,968
  Minorco - ADR                                                         1,360,000              31,365,000
                                                                                           -----------------
                                                                                              $46,245,207
                                                                                           -----------------

Leisure/Entertainment (3.23%)
  American Classic Voyages Company <F*>                                   650,200              $6,989,650
  Hasbro, Inc.                                                            400,000              11,350,000
  International Speedway Corporation, Class B                             417,330               7,929,270
  Jackpot Enterprises, Inc.                                               403,000               4,584,125

6                                               See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER GROWTH FUND
-------------------
Leisure/Entertainment (continued)
  Maxis, Inc. <F*>                                                        105,000              $1,260,000
  Polaroid Corporation                                                    100,000               5,550,000
  Rawlings Sporting Goods Company, Inc. <F*>                               55,000                 508,750
  Sotheby's Holdings, Inc.                                                467,600               7,890,750
  Winnebago Industries, Inc.                                              303,500               2,181,406
                                                                                           -----------------
                                                                                              $48,243,951
                                                                                           -----------------

Metals Processing (0.27%)
  Asturiana De Zinc, S.A. <Ff>,<F*>                                       144,171              $3,058,499
  Republic Engineered Steels, Inc. <F*>                                   800,000               1,050,000
                                                                                           -----------------
                                                                                               $4,108,499
                                                                                           -----------------

Mining (7.55%)
  Anvil Range Mining <Fa>,<Ff>,<F*>                                     1,222,000              $1,970,968
  Ashanti Goldfields Company, Ltd.                                        232,910               2,722,136
  AUR Resources, Inc. <Ff>,<F*>                                           600,000               2,696,629
  Battle Mountain Gold                                                    443,000               2,519,563
  Bema Gold Corporation <Ff>,<F*>                                       1,422,100               8,607,854
  Cambior, Inc.                                                           600,000               6,787,500
  Canyon Resources Corporation <Fa>,<F*>                                2,382,400               5,807,100
  Case Pomeroy & Company, Inc.                                              2,015               2,407,925
  Case Pomeroy & Company, Inc., Class B                                       538                 642,910
  Dayton Mining Corporation <Fa>,<Ff>,<F*>                              2,611,300               9,086,075
  Energy Resources of Australia Ltd <Ff>                                1,729,492               7,644,593
  Getchell Gold Corporation <F*>                                          139,800               4,927,950
  Goldcorp Inc., Class A <F*>                                             630,000               4,488,750
  Homestake Mining Company                                                885,250              11,563,578
  Kinross Gold Corporation <Ff>,<F*>                                      900,000               4,050,000
  MK Gold Company <Fa>,<F*>                                             1,809,200               2,826,875
  Meridian Gold, Inc. <F*>                                              2,000,000               8,750,000
  Newmont Gold Company                                                    199,800               7,979,513
  The Pioneer Group, Inc.                                                 200,000               4,600,000
  Prime Resources Group, Inc. <Ff>                                        100,000                 724,900
  South American Gold and Copper Company Ltd. <Fa>,<Ff>,<F*>              950,000                 447,626



                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------

Mining (continued)
  TVX Gold, Inc. <Ff>,<F*>                                                800,000              $4,250,000
  Uranium Resources, Inc. <Fa>,<F*>                                       855,525               5,026,209
  Vengold Inc. <Ff>,<F*>                                                1,753,200               2,414,701
                                                                                           -----------------
                                                                                             $112,943,355
                                                                                           -----------------

Paper, Printing and Publishing (1.22%)
  American Media, Inc., Class A <Fa>,<F*>                               2,606,900             $18,248,300
                                                                                           -----------------

Real Estate Investment Trust (1.19%)
  Ramco-Gershenson Properties Trust <Fa>                                  543,225              $9,574,341
  Regency Realty Corporation                                              300,000               8,175,000
                                                                                           -----------------
                                                                                              $17,749,341
                                                                                           -----------------

Retail Trade (12.03%)
  Ames Department Stores, Inc. <F*>                                       171,000              $1,656,563
  CML Group, Inc. <Fa>                                                  2,821,300               5,113,606
  CPI Corporation <Fa>                                                    957,100              20,099,100
  Charming Shoppes, Inc. <Fa>,<F*>                                      8,325,200              43,446,721
  Cole National Corporation, Class A <F*>                                 434,300              19,109,200
  Dart Group Corporation, Class A                                          59,263               6,089,273
  Egghead, Inc. <F*>                                                      273,200               1,075,725
  Fiberstars, Inc. <Fa>,<F*>                                              336,100               1,638,488
  The Good Guys, Inc. <Fa>,<F*>                                         1,197,800               6,737,625
  Handleman Company <Fa>,<F*>                                           3,216,200              20,503,275
  InterTAN, Inc. <F*>                                                     326,600               1,204,338
  Juno Lighting, Inc.                                                     380,000               6,175,000
  Micro Warehouse, Inc. <F*>                                              686,000              11,747,750
  Noodle Kidoodle, Inc. <Fa>,<F*>                                         613,900               2,302,125
  Primesource Corporation                                                 294,000               2,241,750
  Rose's Stores, Inc. <Fa>,<F*>                                           848,036               1,139,506
  Spaghetti Warehouse, Inc. <Fa>,<F*>                                     562,900               3,377,400
  Stride Rite Corporation                                                 494,800               6,370,550
  Uni-Marts, Inc. <Fa>,<F*>                                               587,100               2,935,500
  United Retail Group, Inc. <Fa>,<F*>                                   1,036,000               2,591,500
  Zale Corporation <F*>                                                   721,900              14,302,644
                                                                                           -----------------
                                                                                             $179,857,639
                                                                                           -----------------
                                  See Notes to Financial Statements                                   7

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------    ------------------

LINDNER GROWTH FUND
-------------------
Software (2.45%)
  General Magic, Inc. <Fa>,<F*>                                         1,626,400              $3,252,800
  Novell, Inc. <F*>                                                     4,654,500              32,290,594
  Premenos Technology Corporation <F*>                                    121,000               1,028,500
                                                                                           -----------------
                                                                                              $36,571,894
                                                                                           -----------------
Telecommunications (2.49%)
  Comsat Corporation                                                      730,000             $17,383,125
  Metricom, Inc. <Fa>,<F*>                                              1,346,000               8,580,750
  Vertex Communications Corporation <Fa>,<F*>                             420,000              11,235,000
                                                                                           -----------------
                                                                                              $37,198,875
                                                                                           -----------------

Transportation (5.44%)
  Anangel-American Shipholdings Ltd. <F*>                                 680,900              $6,638,775
  International Shipholding Corporation                                    76,550               1,306,134
  Kirby Corporation <F*>                                                  400,000               7,300,000
  London & Overseas Freighters Ltd - ADR <Fa>                             405,500               5,702,344
  MIF Ltd. - ADR - Rule 144A <F*>                                         306,000               4,597,921
  MTL, Inc. <F*>                                                          167,900               3,924,663
  Oglebay Norton Company                                                   96,372               4,276,508
  OMI, Inc. <Fa>,<F*>                                                   2,425,000              23,189,063
  Overseas Shipholding Group, Inc.                                        781,300              15,333,013
  Stolt-Nielsen S.A. - ADR                                                275,000               5,328,125
  Wah Kwong Shipping Holdings Ltd. <Ff>                                 3,060,759               3,713,746
                                                                                           -----------------
                                                                                              $81,310,292
                                                                                           -----------------

Utilities (5.24%)
  Czech Power Company <Ff>,<F*>                                           177,007              $4,889,243
  El Paso Electric Company <F*>                                         1,873,200              13,229,475
  Huaneng Power International - ADR <F*>                                  202,700               5,168,850
  Mosenergo
    GDR - Rule 144A <F*>                                                   43,200               1,814,400
    GDR Regulation S <F*>                                                  10,000                 420,000
  Noram Energy Corporation                                              3,467,300              52,876,325
                                                                                           -----------------
                                                                                              $78,398,293
                                                                                           -----------------
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------
Miscellaneous (1.77%)                                                                         $26,489,159
                                                                                           -----------------

Total Common Stocks (Cost $967,362,522)                                                    $1,291,005,549
                                                                                           -----------------

PREFERRED STOCKS (1.10%)

Business Services (0.27%)
  Interleaf, Inc., Series C, convertible - Rule 144A <F*>                 502,452              $4,019,616
                                                                                           -----------------

Energy (0.05%)
  Westmoreland Coal Company, 8.50% convertible <Fa>,(#)                   139,800                $733,950
                                                                                           -----------------

Healthcare (0.71%)
  Comprehensive Care Corp., 4%, convertible - Rule 144A                    41,260              $3,789,731
  Hyseq, Inc., Series A convertible - Rule 144A <F*>                      312,500               6,781,250
                                                                                           -----------------
                                                                                              $10,570,981
                                                                                           -----------------

Industrial Products and Services (0.04%)
  Fedders Corporation $0.3812, convertible                                 94,000                $593,375
                                                                                           -----------------

Mining (0.03%)
  Ashanti Goldfields Company, Ltd.
    $0.648, Series A                                                      204,517                $124,121
    $0.648, Series B                                                      204,517                 112,259
    $0.648, Series C                                                      204,517                 101,625
    $0.648, Series D                                                      204,517                  91,992
    $0.648, Series E                                                      204,517                  83,259
                                                                                           -----------------
                                                                                                 $513,256
                                                                                           -----------------
Total Preferred Stocks (Cost $13,299,299)                                                     $16,431,178
                                                                                           -----------------

NON-CONVERTIBLE BONDS (0.93%)
Energy (0.25%)
  Huntway Partners L.P., 12%, due 2005 - Rule 144A                     $3,697,696              $3,697,696
                                                                                           -----------------
8                                    See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------    ------------------
LINDNER GROWTH FUND
--------------------
Financial Services (0.62%)
  Beal Financial Corporation, 12.75%, due 2000                         $5,675,000              $6,086,438
  WSFS Financial Corporation, 11%, due 2005                             3,050,000               3,233,000
                                                                                           -----------------
                                                                                               $9,319,438
                                                                                           -----------------

Miscellaneous (0.06%)                                                                            $854,320
                                                                                           -----------------

Total Non-Convertible Bonds (Cost $13,511,781)                                                $13,871,454
                                                                                           -----------------

CONVERTIBLE BONDS (1.65%)

Food and Beverage (1.08%)
  TPI Enterprises, Inc., 8.25%, due 2002                              $18,427,000             $16,100,591
                                                                                           -----------------

Mining (0.18%)
  Anvil Range Mining Corporation, 8.5%, due 2002 <Ff>                  $2,000,000              $1,299,384
  Dayton Mining Corporation, 7%, due 2002 - Rule 144A <Ff>              1,500,000               1,434,375
                                                                                           -----------------
                                                                                               $2,733,759
                                                                                           -----------------

Telecommunications (0.39%)
  Metricom, Inc., 8%, due 2003                                         $7,500,000              $5,850,000
                                                                                           -----------------

Total Convertible Bonds (Cost $27,045,579)                                                    $24,684,350
                                                                                           -----------------
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------

U.S. TREASURY BILLS (9.57%)
  Maturing 7-3-97 to 8-21-97 (Cost $143,143,205)                     $143,600,000            $143,124,239
                                                                                           -----------------

Total Investments (Cost $1,164,362,386)                                     99.60%         $1,489,116,770

Excess of Other Assets over Liabilities                                      0.40%             $5,959,621
                                                                    ------------------     -----------------

Net Assets                                                                 100.00%         $1,495,076,391
                                                                    ==================     =================

<F*> Non-income producing
<Fa> Denotes security is affiliated (See Note 5)
<Ff> Denotes security primarily traded in foreign markets
(F#) Dividends in arrears.
ADR American Depository Receipts
GDR Global Depository Receipts

                                  See Notes to Financial Statements                                   9

Performance Summary

The Dividend Fund finished the year with a total return of 8.75% compared with the S&P 500's total return of 34.68%. During the same time period, the yield on the 30-year Treasury bond declined slightly from 6.87% to 6.79%. However, the 30-year treasury bond traded in a range of 7.2% to 6.3%, a swing of almost 100 basis points. The portfolio's average yield for the year was 5.9%, which compares very favorably to the one-year treasury bill rate of 5.1%.

The percentage of cash and cash equivalents fluctuated between 1.5% and 12% over the fiscal year; it currently stands at 5%. The amount of cash held depends upon available purchase ideas, sales and redemptions in the Fund.

The largest asset category, common stocks, reached a high of 45% of the portfolio in December 1996 and was reduced to 35% by June 30, 1997. In order to increase yield, the Fund continues to reduce common stock holdings, replacing equities with higher-yielding preferred stock, convertible bonds and straight bonds. Besides providing more income, these securities traditionally offer greater insulation in a market downturn.

In common stocks, the two largest industry categories continue to be energy, particularly natural gas, and utilities. A favorable supply/demand structure and ongoing consolidation within the utility industry are creating investment opportunities in certain undervalued utility stocks.

Thank you for your continued interest in the Dividend Fund. We will make every effort to try to provide you with a steady source of income without incurring undue risk.


/s/ Eric E. Ryback
Eric E. Ryback
President

August 8, 1997


Lindner Dividend Fund
-----------------------------------------------------------------------------
FUND PROFILE

This fund's primary objective is to generate current income; capital appreciation is a secondary goal. Investments include common stocks, convertible and non-convertible preferred stocks and corporate bonds, and debt securities issued or guaranteed by the U.S. government or its agencies.

             portfolio composition by investment category
                            June  30, 1997


                               [GRAPH]

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------    ------------------
LINDNER DIVIDEND FUND
---------------------
COMMON STOCKS (39.02%)
Chemicals (2.77%)
  Engelhard Corporation                                                 1,600,000             $33,500,000
  Ethyl Corporation                                                     2,700,000              24,975,000
                                                                                           -----------------
                                                                                              $58,475,000
                                                                                           -----------------

Energy (8.57%)
  Bitech Petroleum Corp. <Fa>,<Ff>,<F*>                                 2,660,895              $5,304,430
  Enserch Exploration, Inc. <F*>                                        4,318,500              47,233,594
  Equitable Resources, Inc.                                               900,000              25,537,500
  Harken Energy Corporation <Fa>,<F*>                                   6,500,000              45,500,000
  Seagull Energy Corporation <F*>                                       1,810,000              31,675,000
  Teco Energy, Inc.                                                     1,000,000              25,562,500
                                                                                           -----------------
                                                                                             $180,813,024
                                                                                           -----------------

Financial Services (1.41%)
  American Bank of Connecticut <Fa>                                       122,300              $4,395,155
  Community Bank - Warrants, expiring June 27, 1999 <F*>                   85,000                 318,750
  John Nuveen and Company, Inc.                                           764,300              23,884,376
  TeleBanc Financial Corporation - Warrants, expiring
     May 1, 2004 <F*>                                                     150,000               1,200,000
                                                                                           -----------------
                                                                                              $29,798,281
                                                                                           -----------------

Food (0.14%)
  Spaghetti Warehouse, Inc. <Fa>,<F*>                                     479,900              $2,879,400
                                                                                           -----------------

Industrial Products and Services (0.01%)
  Uniroyal Technology Corporation - Warrants, expiring June 1,
    2003 <F*>                                                              79,000                $177,750
                                                                                           -----------------

Investments (1.53%)
  Minorco, ADR                                                          1,400,000             $32,287,500
                                                                                           -----------------

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------    ------------------
Mining (2.08%)
  Atlas Corporation <F*>                                                  157,715                 $64,064
  Cameco Corporation <Ff>                                                 515,000              19,319,500
  North Ltd. <Ff>                                                       5,000,000              18,916,692
  Rustenburg Platinum - ADR <F*>                                              316                   5,783
  Uranium Resources, Inc.
    Common stock <Fa>,<F*>                                                339,000               1,991,625
    Common stock <Fa>,<F*>,<Fr>                                           500,000               2,937,500
    Warrants, expiring May 31, 1998 - Rule 144A <F*>                      625,000                 625,000
                                                                                           -----------------
                                                                                              $43,860,164
                                                                                           -----------------

Real Estate Investment Trusts (0.19%)
  Commercial Assets, Inc.                                                 281,200              $1,880,525
  Ramco-Gershenson Properties Trust                                       118,475               2,088,122
                                                                                           -----------------
                                                                                               $3,968,647
                                                                                           -----------------

Retail Trade (1.47%)
  Charming Shoppes, Inc. <F*>                                             347,300              $1,812,453
  Handleman Company <Fa>,<F*>                                           2,899,300              18,483,038
  Jostens, Inc.                                                           397,500              10,633,125
                                                                                           -----------------
                                                                                              $30,928,616
                                                                                           -----------------

Software (1.12%)
  Novell, Inc. <F*>                                                     3,400,000             $23,587,500
                                                                                           -----------------
Telecommunications (5.41%)
  AT&T Corporation                                                        700,000             $24,543,750
  Comsat Corporation                                                    1,811,400              43,133,962
  Heartland Wireless Communications, Inc., Warrants, expiring
    April 19, 2020 - Rule 144A <F*>                                         6,000                  54,000
  Koninkllijke PTT Nederland NV - Rule 144A <Ff>                          540,000              21,221,865
  Telephone and Data Systems, Inc.                                        660,000              25,038,750
                                                                                           -----------------
                                                                                             $113,992,327
                                                                                           -----------------
                                See Notes to Financial Statements                                     11

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER DIVIDEND FUND
---------------------
Telecommunications Equipment (0.34%)
  Metricom, Inc. <Fa>,<F*>                                              1,120,500              $7,143,188
                                                                                           -----------------

Transportation (0.53%)
  Transportacion Maritima Mexicana - ADR                                1,821,300             $11,269,293
                                                                                           -----------------

Utilities (Gas, Electric & Water) (10.81%)
  El Paso Electric Company <Fa>,<F*>                                    3,800,000             $26,837,500
  Lenenergo - Rule 144A RDC <F*>                                               18               1,476,000
  New York State Electric & Gas Corporation                               500,000              10,437,500
  NorAm Energy Corporation                                              2,454,500              37,431,125
  Northeast Utilities                                                   3,000,000              28,687,500
  Ohio Edison Company                                                   1,000,000              21,812,500
  PacifiCorp                                                              538,500              11,847,000
  Public Service Enterprise Group, Inc.                                   550,000              13,750,000
  Rao Gazprom
    ADR - Rule 144A <F*>                                                  577,500               9,925,781
    ADR - Reg S <F*>                                                       34,150                 586,953
  Texas Utilities Company                                                 700,000              24,106,250
  The Southern Company                                                    900,000              19,687,500
  Western Resources, Inc.                                                 659,700              21,399,019
                                                                                           -----------------
                                                                                             $227,984,628
                                                                                           -----------------

Miscellaneous (2.64%)                                                                         $55,705,698
                                                                                           -----------------

Total Common Stocks (Cost $772,059,103)                                                      $822,871,016
                                                                                           -----------------

PREFERRED STOCKS (27.15%)

Broadcast/Media (1.58%)
  Cablevision Systems Corporation,
    8.5% convertible                                                    1,225,000             $33,228,125
                                                                                           -----------------

Computer and Electronic Equipment (3.32%)
  The Titan Corporation, $1.00 convertible                                 70,300                $874,356
  Unisys Corporation, $3.75 convertible                                 1,780,100              69,201,387
                                                                                           -----------------
                                                                                              $70,075,743
                                                                                           -----------------
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------
Computers and Electronic Equipment (0.69%)
  Vanstar Financing Trust, 6.75% convertible                              366,000             $14,457,000
                                                                                           -----------------
Construction and Real Estate (0.70%)
  LSB Industries, Inc., $3.25 convertible                                 391,100             $14,812,912
                                                                                           -----------------

Energy (9.77%)
  ICO, Inc., $1.6875 convertible                                          442,500              $9,956,250
  Lasmo PLC, Series A, 10%                                                492,600              12,776,812
  Maxus Energy Corporation, 10%                                           200,000               5,262,500
  McDermott International, Inc.,
    $2.20 convertible                                                     319,200              10,094,700
    5.75% convertible - Rule 144A                                         662,500              31,800,000
  Occidental Petroleum Corporation,
    $3.875 convertible - Rule 144A                                        600,000              35,100,000
  Synder Oil Corporation, $1.50 convertible                               729,000              18,407,250
  Tejas Gas Corporation,
    $2.49                                                                 349,700               9,179,625
    5.25% convertible                                                     527,000              27,931,000
  Western Gas Resources, Inc., $2.65 convertible                        1,151,300              45,620,263
                                                                                           -----------------
                                                                                             $206,128,400
                                                                                           -----------------

Environmental Services (0.37%)
  Environmental Systems, Series A, $1.75                                  459,582              $7,812,894
                                                                                           -----------------

Financial Services (2.16%)
  ARM Financial Group, Inc., 9.5%                                         140,000              $3,710,000
  Community Bank, Series B, 13%                                           196,500               5,452,875
  Credit Lyonnais Capital S.C.A., 9.5% - Rule 144A                        600,000              14,850,000
  Riggs National Corporation, Series B, 10.75%                            750,000              21,468,750
                                                                                           -----------------
                                                                                              $45,481,625
                                                                                           -----------------
Food (0.07%)
  Flagstar Companies, Inc., $2.25 convertible <F#>                      1,658,100              $1,554,469
                                                                                           -----------------

Healthcare (0.32%)
  Hyseq, Inc., Series A convertible - Rule 144A <F*>                      312,500              $6,781,250
                                                                                           -----------------

Leisure and Entertainment (0.90%)
  Time Warner Inc./Hasbro, Inc., $1.24 convertible                        446,500             $18,976,250
                                                                                           -----------------
12                                See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------
LINDNER DIVIDEND FUND
---------------------
Metals Processing (1.33%)
  Armco Inc., $3.625 convertible                                          312,400             $13,316,050
  USX Corporation, 6.5% convertible                                       307,000              14,755,188
                                                                                           -----------------
                                                                                              $28,071,238
                                                                                           -----------------

Mining (2.60%)
  Freeport-McMoran Copper & Gold, Inc., Series B, variable rate            12,100                $373,588
    Series C, variable rate                                               751,700              22,175,150
  Pittston Company, $3.125 convertible - Rule 144A                        825,200              32,182,800
                                                                                           -----------------
                                                                                              $54,731,538
                                                                                           -----------------

Paper, Printing and Publishing (0.19%)
  Interleaf, Inc., Series C, convertible - Rule 144A <F*>                 502,452              $4,019,616
                                                                                           -----------------

Real Estate Investment Trusts (1.47%)
  Novastar Financial, Inc., Class A convertible and stock
    purchase warrant - Rule 144A                                          666,667             $10,000,005
  Prime Retail, Inc.,
    $2.125 convertible                                                    603,200              14,401,400
    $2.625 preferred                                                      260,000               6,500,000
                                                                                           -----------------
                                                                                              $30,901,405
                                                                                           -----------------

Transportation (0.71%)
  Sea Containers Ltd., $4.00 convertible                                  300,000             $15,075,000
                                                                                           -----------------

Utilities (Gas, Electric & Water) (0.97%)
  Central Maine Power Company,
    4.75%                                                                   8,300                $419,150
    5.25%                                                                  42,500               2,358,750
  Cleveland Electric Illuminating Company, Series S, 9%                    16,000              16,640,000
  Texas-New Mexico Power Company, 4.65%                                    16,300               1,059,500
                                                                                           -----------------
                                                                                              $20,477,400
                                                                                           -----------------

  Total Preferred Stocks (Cost $579,288,039)                                                 $572,584,865
                                                                                           -----------------

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------
NON-CONVERTIBLE BONDS (13.83%)

Aerospace/Defense (0.53%)
  Alliant Techsystems, Inc., 11.375%, due 2003                        $10,000,000             $11,112,500
                                                                                           -----------------

Apparel & Other Textile Products (0.77%)
  Hartmarx Corporation, 10.875%, due 2002                             $15,555,000             $16,177,200
                                                                                           -----------------

Computer and Electronic Equipment (0.20%)
  Scientific Software-Intercomp, Inc., 7% Note,
    due 2001 with warrants attached - Rule 144A                        $5,000,000              $4,000,000
  Streamlogic Corporation, 14%, due 1998 <F##>                            832,976                 166,595
                                                                                           -----------------
                                                                                               $4,166,595
                                                                                           -----------------

Construction and Real Estate (2.00%)
  Avatar Holdings, Inc., 9%, due 2000                                  $4,168,000              $3,959,600
  Congoleum Corporation, 9%, due 2001                                  13,700,000              13,905,500
  Four Seasons Hotel, Inc., 9.125%, due 2000 - Rule 144A               13,100,000              14,066,125
  Kaufman & Broad Home Corporation, 9.375%, due 2003                   10,000,000              10,300,000
                                                                                           -----------------
                                                                                              $42,231,225
                                                                                           -----------------

Energy (0.28%)
  Maxus Energy Corporation, 9.875%, due 2002                           $3,000,000              $3,165,000
  Wainoco Oil Corporation, 12%, due 2002                                2,650,000               2,769,250
                                                                                           -----------------
                                                                                               $5,934,250
                                                                                           -----------------

Financial Services (2.62%)
  Beal Financial Corporation, 12.75%, due 2000                        $27,500,000             $29,493,750
  TeleBanc Financial Corporation, 11.5%,
    due 2004                                                            5,500,000               5,445,000
  WSFS Financial Corporation, 11%, due 2005                            19,150,000              20,299,000
                                                                                           -----------------
                                                                                              $55,237,750
                                                                                           -----------------
                                See Notes to Financial Statements                                     13

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------    ------------------
LINDNER DIVIDEND FUND
---------------------
Industrial Products and Services (1.30%)
  Fruehauf Trailer Corporation, 14.75%,
    due 2002 <F##>                                                    $23,962,000             $15,575,300
  Rohr, Inc., Senior Notes 11.625%, due 2003                            3,850,000               4,292,750
  Uniroyal Technology Corporation, 11.75%, due 2003                     7,900,000               7,623,500
                                                                                          ------------------
                                                                                          $73,082,225,165
                                                                                          ------------------

Leisure and Entertainment (0.12%)
  GB Property Funding Corp., 10.875%, due 2004                         $2,680,000              $2,425,400
                                                                                          ------------------

Metals Processing (0.47%)
  Armco Inc., 9.2%, due 2000                                           $9,935,000              $9,959,838
                                                                                          ------------------

Mining (1.25%)
  Kaiser Aluminum & Chemical Corporation, 9.875%, due 2002            $25,500,000             $26,328,750
                                                                                          ------------------

Paper, Printing and Publishing (1.12%)
  United States Banknote Corporation, 10.375%, due 2002               $18,100,000             $18,462,000
  Valassis Communications, Inc., 9.375%, due 1999                       5,000,000               5,165,385
                                                                                          ------------------
                                                                                              $23,627,385
                                                                                          ------------------

Retail (0.45%)
  General Host Corporation, 11.5%, due 2002                            $5,712,000              $5,690,580
  Michaels Stores, Inc., 10.875%, due 2006                              3,500,000               3,780,000
                                                                                          ------------------
                                                                                               $9,470,580
                                                                                          ------------------

Telecommunications (0.02%)
  Heartland Wireless Communications, Inc., 13%, due 2002               $1,000,000                $367,500
                                                                                          ------------------
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------
Transportation (1.33%)
  International Shipholding Corporation, 9%, due 2003                  $2,000,000              $2,060,000
  Transportacion Maritima Mexicana, S.A. de C.V., 9.25%, due 2003      26,100,000              26,034,750
                                                                                           -----------------
                                                                                              $28,094,750
                                                                                           -----------------

Utilities (Gas, Electric & Water) (1.23%)
  Gascart, 9%, due 1998 - Rule 144A                                   $16,224,000             $16,102,320
  Public Service Company of New Mexico, 10.3%, due 2014                 3,360,000               3,582,600
  Texas-New Mexico Power Company, 9.25%, due 2000                       6,000,000               6,227,268
                                                                                           -----------------
                                                                                              $25,912,188
                                                                                           -----------------

Miscellaneous (0.14%)                                                                          $2,992,500
                                                                                           -----------------

Total Non-Convertible Bonds (Cost $288,119,633)                                              $291,529,961
                                                                                           -----------------

CONVERTIBLE BONDS (7.30%)

Computer and Electronic Equipment (0.33%)
  Atari Corporation, 5.25%, due 2002
    (JTS Corporation)                                                 $14,067,000              $6,857,662
                                                                                           -----------------

Energy (0.20%)
  Lone Star Technologies, Inc., 8% Eurobond, due 2002<Ff>              $1,880,000              $2,049,200
  Synder Oil Corporation, 7%, due 2001                                  2,000,000               2,070,198
                                                                                           -----------------
                                                                                               $4,119,398
                                                                                           -----------------

Industrial Products and Services (0.36%)
  CML Group, Inc., 5.5%, due 2003 <Ff>                                 $2,500,000              $1,825,000
  Fedders Corp., 8.5%, due 2012                                         5,912,520               5,853,395
                                                                                           -----------------
                                                                                               $7,678,395
                                                                                           -----------------
14                                See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------
LINDNER DIVIDEND FUND
---------------------
Leisure and Entertainment (0.32%)
  Savoy Pictures Entertainment, Inc., 7%, due 2003 (HSN Inc.)          $8,071,000              $6,830,084
                                                                                           -----------------

Mining (0.83%)
  Atlas Corporation, 9%, due 1998 - Rule 144A                          $3,500,000              $2,625,000
  Pegasus Gold, Inc., 6.25%, due 2002                                  11,855,000               9,350,631
  Uranium Resources, Inc., 6.5%, due 1998 - Rule 144A                   4,500,000               5,625,000
                                                                                           -----------------
                                                                                              $17,600,631
                                                                                           -----------------

Real Estate Investment Trusts (0.37%)
  Alexander Haagen Properties, Inc., Series A, 7.5%, due 2001          $8,062,000              $7,820,140
                                                                                           -----------------

Retail Trade (1.65%)
  Charming Shoppes, 7.5%, due 2006                                    $28,025,000             $27,464,500
  Michael Stores, Inc., 6.75%, due 2003                                 8,000,000               7,220,000
                                                                                           -----------------
                                                                                              $34,684,500
                                                                                           -----------------

Telecommunications (1.90%)
  International CableTel Inc., 7%, due 2008 - Rule 144A               $30,000,000             $28,462,500
  Metricom Inc., 8%, due 2003                                          15,000,000              11,700,000
                                                                                           -----------------
                                                                                              $40,162,500
                                                                                           -----------------

Telecommunications Equipment (0.53%)
  General Instrument Corporation, 5%,
    due 2000                                                           $9,812,000             $11,247,005
                                                                                           -----------------

Transportation (0.17%)
  Offshore Logistics, Inc., 6%, due 2003 -
    Rule 144A                                                          $3,230,000              $3,472,250
                                                                                           -----------------

Miscellaneous (0.64%)                                                                         $13,528,894
                                                                                           -----------------

Total Convertible Bonds (Cost $157,550,809)                                                  $154,001,459
                                                                                           -----------------
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds               Value
----------------------------------------------                      ------------------     -----------------
U.S. TREASURY BILLS (7.39%)

  Maturing 7-3-97 to 8-28-97
    (Cost $155,954,395) <Fd>                                         $156,600,000            $155,931,862
                                                                                           -----------------

Total Investments (Cost $1,952,971,979)                                     98.91%         $1,996,919,163

Cash Deposit with Broker for Securities Sold Short                           0.13%             $2,854,647

Receivable from Brokers for Securities Sold Short                            0.23%             $4,808,795

Securities Sold Short                                                        0.26%            ($5,576,563)

Excess of Other Assets over Liabilities                                      0.99%            $19,899,491
                                                                    ------------------     -----------------

Net Assets                                                                 100.00%         $2,018,905,533
                                                                    ==================     =================
                SCHEDULE OF SECURITIES SOLD SHORT

Prime Retail, Inc.                                                        415,000              $5,576,563
                                                                                           =================

<F*> Non-income producing
<Fa> Denotes security is affiliated (See Note 5)
<Fd> $2,500,000 on deposit with custodian bank for securities sold short
<Ff> Denotes security primarily traded in foreign markets
<Fr> Denotes registered but restricted shares
<F#> Dividends are in arrears.
<F##> Denotes bond is in default
ADR American Depository Receipts

                                See Notes to Financial Statements                                     15

Performance Summary

The Lindner Utility Fund finished the fiscal year with a total return of 14.29%. This compares to the total return of the Dow Jones, S&P and New York Stock Exchange utility indices of 8.40%, 5.56% and 16.38% respectively.

The continued bull market has made for tough comparisons to most indices by active managers, especially those who subscribe to the value investing philosophy. We remain committed to this approach, which we consider to be the sanest and most prudent approach to building wealth through long-term investing, which we regard as much different from "playing the market."

In this kind of market environment many investors have temporarily abandoned the utility sector in favor of "hot money" investments. Additionally, uncertainty prevailed as the electric and telecommunications industries continued the process of deregulation. A few years ago, when the gas industry underwent a similar evolution from monopolistic to competitive markets, we were able to profit handsomely by owning the companies that became the ultimate survivors or good companies that were bought out at large premiums as the industry consolidated. We feel confident that we are positioned correctly to be the beneficiaries of a similar change in the electric and telecommunications industries. We also have raised our exposure to the foreign sector from about 6% to nearly 20%, concentrating on emerging nations where the supply of heat, light, telephony and other basic necessities of life are far from being met and where the companies that supply these essentials will grow and profit for years to come. For all of these reasons, we feel proud of the performance of the Lindner Utility Fund this year.

For the future, it seems likely that many conservative investors in search of safer havens will seek opportunities in undervalued areas such as the industries in which the Lindner Utility Fund is active. In summary, we believe that we have structured the portfolio with a favorable mix of investments to best take advantage of the changes and the accompanying opportunities that lie ahead. As ever, we are grateful for the support you have given us in the past year.


/s/ Eric E. Ryback      /s/ Rick Eckenrodt, Jr.
Eric E. Ryback          Rick Eckenrodt, Jr.
President               Portfolio Manager

August 8, 1997


Lindner Utility Fund
-----------------------------------------------------------------------------
FUND PROFILE

This fund seeks current income through investments in securities of domestic and foreign public utility companies, with capital appreciation as a secondary goal. Utilities are broadly defined to include companies that provide basic services on a regular basis.

                   portfolio composition by industry
                            June  30, 1997

                                [GRAPH]

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER UTILITY FUND
--------------------

COMMON STOCKS (77.55%)
Broadcast/Media (2.38%)
  Scandinavian Broadcasting System SA <F*>                                 50,000              $1,112,500
                                                                                           -----------------

Cable Television Equipment/Systems (2.16%)
  Tescorp, Inc. <F*>                                                      288,300              $1,009,050
                                                                                           -----------------

Energy (17.95%)
  Bitech Petroleum Corporation,
    Common <F*>,<Ff>                                                      256,800                $511,925
    Warrants, expiring August 31, 1997 <F*>,<Ff>                        4,000,000                       0
  Enserch Exploration, Inc. <F*>                                          142,300               1,556,406
  Harken Energy Corporation <F*>                                          525,000               3,675,000
  Seagull Energy Corporation <F*>                                          80,000               1,400,000
  Synder Oil Corporation                                                   51,000                 937,125
  Union Texas Petroleum Holdings, Inc.                                     15,000                 314,062
                                                                                           -----------------
                                                                                               $8,394,518
                                                                                           -----------------

Industrial Products and Services (2.02%)
  Daily Petroleum Services Corporation <F*>                                73,300                $494,775
  Seversky Tube Works - ADR <F*>                                           15,000                 450,000
                                                                                           -----------------
                                                                                                 $944,775
                                                                                           -----------------

Mining (4.37%)
  Energy Resources of Australia Ltd. <Ff>                                 196,413                $868,173
  Uranium Resources, Inc. <F*>                                            200,000               1,175,000
                                                                                           --------------
                                                                                               $2,043,173
                                                                                           --------------

Telecommunications (7.91%)
  360 Degree Communications Company <F*>                                   80,000              $1,370,000
  Comsat Corporation                                                       50,000               1,190,625
  Telephone and Data Systems, Inc.                                         30,000               1,138,125
                                                                                           --------------
                                                                                               $3,698,750
                                                                                           --------------

Utilities (Gas, Electric & Water) (36.07%)
  CMS Energy Corporation                                                   45,000              $1,586,250
  Duke Power Company                                                       35,000               1,677,813
  El Paso Electric Company <F*>                                           273,000               1,928,062

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
Utilities (Gas, Electric & Water) (continued)
  Irkutskenergo - ADR                                                      50,000                $862,500
  Lenenergo - RDC - Rule 144A <F*>                                             10                 820,000
  Mosenegro - GDR - Rule 144A <F*>                                         13,000                 546,000
  Northeast Utilities                                                     110,500               1,056,656
  Ohio Edison Company                                                      50,000               1,090,625
  Pacific Enterprises, Inc.                                                25,000                 840,625
  Pacific Gas and Electric Company                                         50,000               1,212,500
  Pacificorp                                                               40,000                 880,000
  Rao Gazprom ADR - Rule 144A <F*>                                         40,000                 687,500
  Teco Energy, Inc.                                                        50,000               1,278,125
  Texas Utilities Company                                                  25,000                 860,937
  Unified Energy Systems - Reg S ADR <F*>                                  15,650                 567,313
  Western Resources, Inc.                                                  30,000                 973,125
                                                                                           -----------------
                                                                                              $16,868,031
                                                                                           -----------------

Miscellaneous (4.69%)                                                                          $2,194,900
                                                                                           -----------------

Total Common Stocks (Cost $31,667,118)                                                        $36,265,697
                                                                                           -----------------

PREFERRED STOCKS (15.10%)
Cable Television Equipment/Systems (5.22%)
  Cablevision Systems Corporation, Series I, 8.50% convertible             90,000              $2,441,250
                                                                                           -----------------

Energy (7.79%)
  Lukoil Holdings - Preference ADR -
    Rule 144A <F*>                                                         25,000                $640,625
  Maxus Energy, 10%                                                        15,000                 394,688
  Synder Oil Corporation, $1.50 convertible                                30,000                 757,500
  Tejas Gas Corporation, 5.25% convertible                                  6,500                 344,500
  Western Gas Resources, Inc., $2.625                                      38,000               1,505,750
                                                                                           -----------------
                                                                                               $3,643,063
                                                                                           -----------------
                                See Notes to Financial Statements                                     17

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER UTILITY FUND
--------------------
Utilities (Gas, Electric & Water) (2.09%)
  Central Maine Power Company, 4.75%                                       11,096                $560,348
  Central Maine Power Company, 5.25%                                        7,500                 416,250
                                                                                           -----------------
                                                                                                 $976,598
                                                                                           -----------------

Total Preferred Stocks (Cost $6,104,010)                                                       $7,060,911
                                                                                           -----------------

CONVERTIBLE BONDS (4.06%)
Cable Television Equipment/Systems (4.06%)
  International CableTel, Inc., 7%, due 2008 - Rule 144A               $2,000,000              $1,897,500
                                                                                           -----------------

Total Convertible Bonds (Cost $1,852,954)                                                      $1,897,500
                                                                                           -----------------
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
U. S. TREASURY BILLS (0.21%)
  Maturing 7-24-97 (Cost $99,694)                                        $100,000                 $99,686
                                                                                           -----------------

Total Investments (Cost $39,723,776)                                        96.92%            $45,323,794
Excess of Other Assets over Liabilities                                      3.08%             $1,440,122
                                                                    ------------------     -----------------

Net Assets                                                                 100.00%            $46,763,916
                                                                    ==================     =================

<F*> Non-income producing
<Ff> Denotes security primarily traded in foreign markets
ADR American Depository Receipts
GDR Global Depository Receipts
RDC Russian Depository Receipts
Reg S - Regulation S


18                                See Notes to Financial Statements

Lindner/Ryback
Small-Cap Fund
---------------------------------------------------------------------------
FUND PROFILE

The investment objective of this fund is long-term capital appreciation through investments in common stocks or convertible securities of companies with market capitalization of $750 million or less. Income is a secondary objective.


Performance Summary

For the fiscal year ended June 30, 1997, the Lindner/Ryback Small Cap Fund's total return was 24.96%. This compares favorably with the Russell 2000 Index of Small Capitalization stocks' total return of 16.21% during the same period. For the first six months of calendar 1997, the Fund's return was 15.36%, versus 10.17% for the Russell 2000.

Our performance continues to be supported by the overall bull market for stocks. Nevertheless, we are pleased that we have been able to exceed the Russell 2000 with our value-based orientation.

Our returns for the past six months were broadly based. However, two stocks in particular added meaningfully to the results: Transitional Hospitals and Aviall. In the beginning of the year we purchased Transitional Hospitals for the portfolio. A few months later, the company received a takeover bid from Vencor at significantly higher prices. While the analysis of the company was correct, our timing was unusually lucky and we would not have predicted such a fortunate outcome so quickly. Aviall is an airline parts distribution company that is emerging from near bankruptcy a year ago. A successful turnaround is becoming more apparent and the company's free cash flow has exceeded expectations. We believe this is just the beginning of the story and expect to be long-term investors in the company.

Despite favorable relative returns, the past six months were not without mistakes. By far the biggest thumb-sucking episode was our holding in Integon, a provider of auto insurance to high-risk drivers. Our first error was underestimating the magnitude of the deficiency in the company's loss reserves. Our second error was to allow the position to be as large as it was, given the nature of the business and management's spotty track record. Our final error (three are more than enough!) was selling the position too soon once we had identified the problems. It is inevitable that we will make mistakes in the future, we would hope to limit the compounding factor.

In closing, we believe our free cash flow/asset value discipline will serve us well in both good and bad markets -- but certainly more appreciated during the latter. Thank you for your continued patience and support.

/s/ Eric E. Ryback      /s/ Donald Wang
Eric E. Ryback          Donald Wang
President               Portfolio Manager

August 8, 1997

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER/RYBACK SMALL-CAP FUND
-----------------------------

COMMON STOCKS (86.48%)
Asset Management (1.35%)
  Lexington Global Asset Managers, Inc. <F*>                               48,800                $335,500
                                                                                           -----------------

Banking (1.21%)
  Pennfed Financial Services, Inc.                                         11,000                $299,750
                                                                                           -----------------

Broadcasting (2.51%)
  Scandinavian Broadcasting System SA <F*>                                 28,000                $623,000
                                                                                           -----------------

Cabletelevision Equipment/Systems (3.96%)
  Tescorp, Inc. <F*>                                                      280,400                $981,400
                                                                                           -----------------

Commercial Services (1.44%)
  Automobile Protection Corporation <F*>                                   15,000                 $52,500
  Duff & Phelps Credit Rating Company                                      10,000                 303,750
                                                                                           -----------------
                                                                                                 $356,250
                                                                                           -----------------

Distributors (13.13%)
  Aviall, Inc. <F*>                                                        64,900                $908,600
  Hawkins Chemical, Inc.                                                   20,000                 165,000
  Rexel, Inc. <F*>                                                         45,000                 832,500
  Richey Electronics, Inc. <F*>                                            54,000                 452,250
  Southern Electronics Corporation <F*>                                    70,000                 901,250
                                                                                           -----------------
                                                                                               $3,259,600
                                                                                           -----------------

Electrical Generation (2.16%)
  NRG Generating (U.S.), Inc. <F*>                                         37,000                $536,500
                                                                                           -----------------

Electronic Equipment (2.29%)
  Optek Technology, Inc. <F*>                                              38,800                $567,450
                                                                                           -----------------

Energy (8.21%)
  Berry Petroleum Company, Class A                                         15,000                $285,000
  Castle Energy Corporation <F*>                                           82,100               1,098,088
  Plains Resources, Inc. <F*>                                              44,400                 654,900
                                                                                           -----------------
                                                                                               $2,037,988
                                                                                           -----------------

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
Food and Beverage (2.92%)
  Corby Distillers Ltd., Class A <Ff>                                      20,000                $724,800
                                                                                           -----------------

Health and Beauty (1.95%)
  The Stephan Company                                                      45,000                $483,750
                                                                                           -----------------

Industrial Products and Services (2.62%)
  MFRI, Inc. <F*>                                                          68,500                $650,750
                                                                                           -----------------

Insurance (3.57%)
  Cotton States Life Insurance Company                                     40,000                $665,000
  Hilb, Rogal and Hamilton Company                                         13,000                 221,000
                                                                                           -----------------
                                                                                                 $886,000
                                                                                           -----------------

Manufacturing (2.66%)
  Transtechnology Corporation                                              29,000                $659,750
                                                                                           -----------------

Metals Processing (1.87%)
  Material Sciences Corporation <F*>                                       30,000                $463,125
                                                                                           -----------------

Mining (1.18%)
  Uranium Resources, Inc. <F*>                                             50,000                $293,750
                                                                                           -----------------

Paper, Printing and Publishing (5.92%)
  American Media, Inc., Class A <F*>                                       92,000                $644,000
  Schweitzer-Mauduit International, Inc.                                   22,000                 825,000
                                                                                           -----------------
                                                                                               $1,469,000
                                                                                           -----------------

Pipeline Services (2.30%)
  Kaneb Services, Inc. <F*>                                               155,000                $571,562
                                                                                           -----------------

Real Estate Investment Trusts (2.71%)
  Tanger Factory Outlet Centers, Inc.                                      25,000                $671,875
                                                                                           -----------------
20                                See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER/RYBACK SMALL-CAP FUND
-----------------------------
Real Estate Services (7.48%)
  Cardinal Realty Services, Inc. <F*>                                      28,000                $651,000
  Fairfield Communities, Inc. <F*>                                         20,000                 672,500
  Resurgence Properties, Inc. <F*>                                         74,600                 531,525
                                                                                           -----------------
                                                                                               $1,855,025
                                                                                           -----------------

Restaurants (3.32%)
  Host Marriott Services Corporation <F*>                                  70,000                $822,500
                                                                                           -----------------

Retail Trade (5.08%)
  Charming Shoppes, Inc. <F*>                                              25,000                $130,468
  Fingerhut Companies, Inc.                                                40,000                 697,500
  Shopko Stores, Inc.                                                      17,000                 433,500
                                                                                           -----------------
                                                                                               $1,261,468
                                                                                           -----------------

Tobacco Products (4.06%)
  M & F Worldwide Corporation (formerly Power Control
    Technologies, Inc.) <F*>                                              115,000              $1,006,250
                                                                                           -----------------

Utilities (Gas, Electric & Water) (2.19%)
  El Paso Electric Company <F*>                                            77,000                $543,812
                                                                                           -----------------

Miscellaneous (0.39%)                                                                             $96,000
                                                                                           -----------------

Total Common Stocks (Cost $17,088,015)                                                        $21,456,855
                                                                                           -----------------
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
U.S. TREASURY BILLS (14.08%)
  U. S. Treasury Bills, maturing 7-3-97 to
    7-24-97 (Cost $3,493,451)                                          $3,500,000              $3,493,361
                                                                                           -----------------

Total Investments (Cost $20,581,466)                                       100.56%            $24,950,216
  Excess of Other Liabilities over Assets                                   -0.56%              $(139,853)
                                                                    ------------------     -----------------

  Net Assets                                                               100.00%            $24,810,363
                                                                    ==================     =================

<F*> Non-income producing
ADR American Depository Receipts

                                See Notes to Financial Statements                                     21

Performance Summary

The Lindner Bulwark Fund ended the fiscal year ended June 30, 1997, with a total return of (18.43%). There are several reasons for the Fund's disappointing performance during this period.

* The Fund was positioned, through ownership of put options, to take advantage of a decline in the broad market indices, which did not occur. Infact, the total return from the S&P 500 Index was 34.68%.

* Our short positions, with several exceptions, were buoyed by the strong market, hampering performance.

* The price of gold declined sharply during the period, with the sell-off driven by a remarkable lack of inflation in the U.S. economy, the announcement of the sale of a significant part of the Australian Central Bank's holdings of gold, and fallout from the revelation that the Bre-X gold mine was a hoax.

* Our long equity positions have been concentrated in smaller-capitalization value stocks and companies undergoing restructuring. This segment of the equity market has dramatically underperformed the broad market averages over the past year.

It is fair to ask, as we have done frequently over the past year, whether the Fund's objective -- to manage investors' capital to preserve and grow it in the secular market decline that we regard as imminent -- is still relevant. We believe that the objective is still relevant; in fact, is more relevant than ever. However, the techniques that we have employed to achieve that objective have been too extreme for recent markets and have proven to be inconsistent with prudent risk control. We are therefore changing the techniques while remaining true to the objective.

In practical terms, we are taking several significant actions:

   1. Becoming more inclined to use cash as a means of downside protection. Our non-margin-related cash balance as we write this letter is approaching 25% of the Fund's net assets.

   2. Increasing the number of individual short sales to lessen the negative impact that one or two large positions can have on the Fund's daily net asset value.

   3. Monitoring our commitment to gold, in the form of gold call options, futures, and the common stocks of gold mining companies. While we continue to believe that gold-related securities hold considerable value following the dramatic price decline in the commodity over the last year, we acknowledge that in today's market there are viable alternatives to gold as a hedge against inflation or financial crises. These alternatives include shorting interest-sensitive equities or market indices.

   4. Continually evaluating our use of index options, in recognition of their limited life and the total loss of investment in a rising market.

We do not believe that this change in technique constitutes a "new" or "untested" strategy. We see it as entirely in line with the objective of the Fund and the way we have always managed capital. The point is not to conform to the market, but to recognize the reality of today's market and operate as prudently as possible within that reality. Leveraged instruments such as options and futures can enhance performance when used properly, but we must not rely on them to provide performance. We will continue to short individual securities and purchase undervalued securities, using the same analytical disciplines we have employed in the past, and leave the daily movements of the market averages to others. This emphasis on pure, fundamentals-driven stock picking will, we believe, allow us to begin to reverse the losses of the last 12 months. It will also allow for much easier analysis of the Fund's current positioning.

The results of the past year can only be described as humbling. However, to stick with the same techniques rather than reappraising them would be to let pride stand in the way of reason. We have carefully evaluated the Fund and are in the process of overhauling its holdings. We remain committed first to recovering our losses of the past year and then to providing a consistent after-tax return going forward, with a clear eye on capital preservation. We would like to thank our shareholders for staying with us over the past year, and hope you will give us the opportunity to regain your trust and rebuild your capital. We are confident that these goals can be achieved.

/s/ Eric E. Ryback      /s/ Larry Callahan      /s/ Bob Buettner
Eric E. Ryback          Larry Callahan          Bob Buettner
President               Portfolio Manager       Portfolio Manager

August 8, 1997

Lindner
Bulwark Fund
-----------------------------------------------------------------------------
FUND PROFILE

This non-diversified fund is designed to preserve capital in times of economic adversity, with current income as a secondary objective. Investments include undervalued securities and precious metals, which have historically maintained their value when fixed income and equity markets are generally declining.

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER BULWARK FUND
--------------------

COMMON STOCKS (42.54%)
Computer and Electronic Equipment (5.00%)
  Buffton Corporation <Fa>,<F*>                                           473,000              $1,064,250
  Gradco Systems, Inc. <F*>                                               331,000               1,696,375
  Hand Technologies, Inc.--Rule 144A                                      528,000                 330,000
  Scientific Software Intercomp, Inc. <Fa>,<F*>                           862,000                 409,364
                                                                                           -----------------
                                                                                               $3,499,989
                                                                                           -----------------

Energy (11.93%)
  Carbo Ceramics, Inc. <F*>                                                35,000                $953,750
  Credo Petroleum Corporation <F*>                                         67,000                 129,813
  Harken Energy Corporation <F*>                                           50,000                 350,000
  Maynard Oil Company <F*>                                                126,100               2,049,125
  Norex Industries, Inc. <F*>                                             200,200               3,203,200
  Petroleum Helicopters, Inc.
    Non-voting common                                                      34,100                 554,125
    Voting common                                                          65,600               1,123,400
                                                                                           -----------------
                                                                                               $8,363,413
                                                                                           -----------------

Environmental Services (0.13%)
  Tanknology Environmental, Inc. <F*>                                      50,500                 $91,531
                                                                                           -----------------

Investments (1.82%)
  Gateway Industries, Inc. <Fa>,<F*>                                      234,300                $475,910
  Royce Global Trust, Inc. <F*>                                           160,000                 800,000
                                                                                           -----------------
                                                                                               $1,275,910
                                                                                           -----------------

Mining (15.71%)
  AZCO Mining, Inc. <F*>                                                  104,000                $143,000
  Acacia Resources Ltd. <F*>,<Ff>                                         238,069                 310,339
  Bema Gold Corporation <F*>,<Ff>                                         159,300                 964,230
  Canyon Resources Corporation <F*>                                       652,500               1,590,469
  Dayton Mining Corporation <F*>,<Ff>                                     400,000               1,391,809
  Getchell Gold Corporation (formerly FirstMiss Gold, Inc.) <F*>           24,700                 870,675
  MK Gold Company <F*>                                                    959,600               1,499,375
  Plutonic Resources Ltd. <Ff>                                            200,000                 620,318

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
Mining (continued)
  South American Gold and Copper Company, Ltd., Warrants,
    expiring July 15, 1998 - Rule 144A <F*>,<Ff>                        1,132,950                      $0
  TVI Pacific, Inc. <Ff>,<F*>                                             200,000                  49,293
  Uranium Resources Inc. - Warrants, expiring May 31, 1998 - Rule
    144A <F*>                                                             375,000                 375,000
  Uranium Resources Inc. <F*>                                             275,000               1,615,625
  Vengold, Inc. <F*>,<Ff>                                               1,149,000               1,582,530
                                                                                           -----------------
                                                                                              $11,012,663
                                                                                           -----------------

Retail Trade (5.01%)
  Egghead, Inc. <F*>                                                       89,000                $350,437
  The Good Guys, Inc. <F*>                                                108,100                 608,062
  Handleman Company                                                       220,500               1,405,687
  Rose's Stores, Inc. <Fa>,<F*>                                           855,005               1,148,870
                                                                                           -----------------
                                                                                               $3,513,056
                                                                                           -----------------

Telecommunications (1.82%)
  Metricom, Inc. <F*>                                                     200,000              $1,275,000
                                                                                           -----------------

Miscellaneous (1.12%)                                                                            $781,943
                                                                                           -----------------

Total Common Stocks (Cost $33,527,997)                                                        $29,813,505
                                                                                           -----------------

PREFERRED STOCKS (2.83%)
Healthcare (1.94%)
  Hyseq, Inc., Series A convertible - Rule 144A <F*>                       62,500              $1,356,250
                                                                                           -----------------

Mining (0.89%)
  Westmoreland Coal Company, 8.50% convertible <F#>,<Fa>                  119,300                $626,325
                                                                                           -----------------

  Total Preferred Stocks (Cost $2,284,391)                                                     $1,982,575
                                                                                           -----------------

                                See Notes to Financial Statements                                     23

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997
                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER BULWARK FUND
--------------------
NON-CONVERTIBLE BONDS (1.35%)
Mining (1.35%)
  South American Gold and Copper Company,
    Ltd., 10%, due 1998 - Rule 144A <Ff>                           CAD $1,300,000                $942,370
                                                                                           -----------------

Total Non-Convertible Bonds (Cost $949,252)                                                      $942,370
                                                                                           -----------------

CONVERTIBLE BONDS (2.68%)
Mining (2.68%)
  Uranium Resources Inc., 6.5% Senior Secured, due 1998 - Rule
    144A                                                               $1,500,000              $1,875,000
                                                                                           -----------------

Total Convertible Bonds (Cost $1,949,718)                                                      $1,875,000
                                                                                           -----------------

CALL OPTIONS (0.80%)                                                    Contracts
                                                                    ------------------
  Gold (0.36%)
    August 1997 $410                                                      350,000                 $70,000
    November 1997 $360                                                     50,000                  90,000
    July 1998 $450                                                        200,000                  90,000
                                                                                           -----------------
                                                                                                 $250,000
                                                                                           -----------------

  Newmont Mining Corporation (0.44%)
    September 1997 $37.50                                                   1,000                $312,500
                                                                                           -----------------

      Total Call Options (Cost $2,972,500)                                                       $562,500
                                                                                           -----------------

PUT OPTIONS (2.95%)
  Bristol-Myers Squibb Company
    July 1997 $65                                                           1,000                      $0
  Encad, Inc.
    July 1997 $40                                                             285                  40,969
  In Focus Systems, Inc.
    October 1997 $30                                                           85                  51,000
  S & P 100 Index Put Options
    July 1997 $750                                                          1,750                  76,562
    July 1997 $805                                                            400                 105,000
    July 1997 $820                                                            650                 284,375
    July 1997 $825                                                            100                  52,500
    July 1997 $840                                                            600                 510,000

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
Put Options (continued)
                                                                        Contracts
                                                                    ------------------
  Xpedite Systems, Inc.
    February 1998 $18                                                         922                $257,662
    June 1998 $20                                                             822                 412,866
  Zoltek Companies, Inc.
    June 1997 $40                                                             505                 157,813
    August 1997 $40                                                           280                 119,000
                                                                                           -----------------
  Total Put Options (Cost $4,475,100)                                                          $2,067,747
                                                                                           -----------------

U. S. TREASURY BILLS (20.20%)

  7-10-97 to 7-24-97 (Cost $14,158,250)                               $14,200,000             $14,157,369
                                                                                           -----------------

Total Investments (Cost $60,317,208)                                        73.35%            $51,401,066

Cash Deposits with Broker for Securities Sold Short                         31.96%            $22,394,699

Liability for 50 NASDQ futures contracts face amount $4,785,375
  expiring September 1997                                                   -0.06%               $(47,125)

Receivable for 100 Gold futures contracts face amount $3,440,198
  expiring August 1997                                                       0.12%                $87,198

Liability for 250 Gold futures contracts face amount $8,895,282
  expiring October 1997                                                     -0.65%              $(452,783)

Receivable from Brokers for Securities Sold Short                           20.64%            $14,467,684

Securities Sold Short                                                      -23.71%           ($16,613,674)

Excess of Other Liabilities over Assets                                     -1.65%            ($1,156,720)
                                                                    ------------------     -----------------

Net Assets                                                                 100.00%            $70,080,345
                                                                    ==================     =================

<F*> Non-income producing
<F#> Dividend in arrears
<Fa> Denotes security is affiliated (See Note 5)
<Fd> $8,300,000 on deposit with custodian bank for securities sold short
<Ff> Denotes security primarily traded in foreign markets

24                                See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
LINDNER BULWARK FUND
--------------------
                SCHEDULE OF SECURITIES SOLD SHORT
Action Performance Companies, Inc.                                         20,800                $504,400
BE Aerospace, Inc.                                                          2,000                  63,250
BMC Industries, Inc.                                                       30,000               1,027,500
Boston Chicken, Inc.                                                        6,000                  84,000
Chart Industries, Inc.                                                     40,600               1,111,425
Dave & Buster's, Inc.                                                       3,000                  80,250
Delta & Pine Land Company                                                  31,332               1,116,202
Eltron International, Inc.                                                 16,600                 493,850
In Focus Systems, Inc.                                                     48,700               1,247,937
Just for Feet, Inc.                                                        14,250                 248,484
Linens 'n Things, Inc.                                                     24,100                 713,963
Miller Industries, Inc.                                                    55,500                 888,000

                                                                    Number of Shares -
                                                                     Principal Amount
Name of Issuer and Title of Issue                                        of Bonds                Value
----------------------------------------------                      ------------------     -----------------
Orbital Sciences Corporation                                                5,000                 $79,375
Quintiles Transnational Corporation                                        12,300                 856,387
Reliance Steel & Aluminum Company                                          10,200                 265,200
Reptron Electronics, Inc.                                                  44,300               1,063,200
Rykoff-Sexton, Inc.                                                        29,900                 697,044
Seattle Filmworks, Inc.                                                    47,000                 564,000
Splash Technologies, Inc.                                                  40,500               1,463,063
Sylvan Learning Systems                                                    39,100               1,329,400
Todhunter International, Inc.                                              47,100                 341,475
Ventana Medical Systems, Inc.                                              40,850                 505,519
Volt Information Sciences, Inc.                                             9,000                 454,500
Zoltek Companies, Inc.                                                     37,000               1,415,250
                                                                                           -----------------
                                                                                              $16,613,674
                                                                                           =================

                                See Notes to Financial Statements                                     25

Performance Summary

For the year ended June 30, the total return for the International Fund was 14.76% compared with the Morgan Stanley EAFE ("Europe-Australasia-Far East") Index return of 12.8%.

Over the last 12 months the net assets of the Fund have grown from $1.2 million to $4.7 million, as strong performance has both increased the value of existing holdings and attracted new investors. The number of issues has been expanded to 60 from 41 holdings in 27 different countries in order to achieve an appropriate degree of diversification. In selecting holdings, we look first for companies with market prices below appraised value; industry participation and geography are secondary considerations.

Much of the Fund's favorable performance resulted from our concentration in companies in Russia, the country with the heaviest weighting. The leaders of this formerly government-controlled economy have demonstrated considerable competence in moving toward a market economy, and the results are beginning to be evident in the performance of Russian companies. Here and in other expanding economies, many of our holdings are in energy and utility companies, which have excellent growth prospects as these nations build infrastructure. Our second largest geographic concentration is in Canada, where, as in Russia, we see value in natural resource companies such as minerals and energy.

Appreciation in the Fund's investments was broadly based with the exception of Thailand and Malaysia, where markets were generally weak, and gold stocks. As long as favorable trends in interest rates persist, we will remain cautiously optimistic that international investors can continue to benefit from economic growth in most parts of the world.

/s/ Eric E. Ryback      /s/ Robert A. Lange
Eric E. Ryback          Robert A. Lange
President               Portfolio Manager

August 8, 1997

Lindner International Fund
------------------------------------------------------------------------------
FUND PROFILE

This fund seeks capital appreciation through investments in common stocks or convertible securities of companies whose principal business activities are outside the United States. Income is a secondary objective.

                   portfolio composition by country
                           June  30, 1997
                               [GRAPH]

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997
                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds             Value
----------------------------------         ---------      --------------      -------------
LINDNER INTERNATIONAL FUND
--------------------------

COMMON STOCKS (93.06%)
Chemicals and Allied Products
  (3.95%)
  Energia E Industrias Aragonesas            Spain              11,000           $79,282
  Vinythai Public Company Limited
    <F*>                                    Thailand           790,000           106,736
                                                                              -------------
                                                                                $186,018
                                                                              -------------

Communications (3.26%)
  ECI Telecom Ltd.                           Israel              2,600           $77,350
  Vimpel-Communications ADR <F*>             Russia              2,000            76,000
                                                                              -------------
                                                                                $153,350
                                                                              -------------

Computers and Electronic Equipment
  (1.78%)
  Southern Electronics Corporation<F*>   United States           6,500           $83,687
                                                                              -------------

Construction and Real Estate (9.56%)
  Asas Dunia Berhad                         Malaysia            23,000           $74,267
  Blagovno Trgovinski Center - GDR -
    Rule 144A <F*>                          Slovenia            12,500           123,125
  Mostostal Export Corporation - ADR         Poland             25,000            79,000
  Pernas International Holdings
    Berhad                                  Malaysia            90,000            74,881
  Tipco Asphalt Public Company Ltd.         Thailand            19,000            99,016
                                                                              -------------
                                                                                $450,289
                                                                              -------------

Diversified Industrial (1.63%)
  Mitsubishi Heavy Industries, Ltd.          Japan               5,000           $38,408
  Westmont Industries Berhad                Malaysia            40,000            38,352
                                                                              -------------
                                                                                 $76,760
                                                                              -------------

                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds             Value
----------------------------------         ---------      --------------      -------------
Energy (8.49%)
  Bitech Petroleum Corporation
    Common <F*>                              Canada             59,068          $117,751
    Warrants, expiring 8/31/97 <F*>          Canada            400,000                 0
  Canadian Occidental Petroleum Ltd.         Canada              3,500            78,750
  Lukoil Oil Company -
    ADR <F*>                                 Russia                200            15,550
  MOL Magyar Olajes -
    Gazipari Rt.                            Hungary              3,000            66,522
  Rao Gazprom - ADR -
    Rule 144A <F*>                           Russia              2,500            42,969
  Sasol Ltd. - ADR                        South Africa           6,000            78,000
                                                                              -------------
                                                                                $399,542
                                                                              -------------

Financial Services (10.57%)
  Banque Libanaise pour le Commerce
    SAL - GDR - Rule 144A <F*>              Lebanon              3,985           $82,689
  Banque Morocaine du Commerce
    Exterieur - GDR <F*>                    Morocco              4,700            90,475
  Calalana Occidente SA <F*>                 Spain               1,333            66,528
  Cie Financiere de Paribas                  France                800            55,324
  Misr International Bank (S.A.E.) -
    GDR - Rule 144A <F*>                     Egypt               5,700            96,615
  Sphere Drake Holdings, Ltd.               Bermuda              2,000            17,125
  Vilniaus Bankas AB GDR - Reg S           Lithuania             1,500            89,250
                                                                              -------------
                                                                                $498,006
                                                                              -------------
                                See Notes to Financial Statements                                     27

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997
                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds             Value
----------------------------------         ---------      --------------      -------------
LINDNER INTERNATIONAL FUND
--------------------------
Food and Beverage (1.76%)
  Danone Group                               France                200           $33,078
  Foster's Brewing Group, Ltd.             Australia             8,000            14,744
  Kirin Beverage Corporation                 Japan               2,000            34,956
                                                                              -------------
                                                                                 $82,778
                                                                              -------------

Industrial Products and Services
  (14.56%)
  Asia Cement Company - GDR                  Taiwan              1,280           $20,259
  Bridgestone Corporation                    Japan               1,000            23,246
  Buderus AG                                Germany                100            55,093
  Construcciones y Aux de Ferr               Spain               1,900            85,911
  FAG Kugelfischer Gerog Schafer AG         Germany              3,800            70,766
  IWKA AG                                   Germany                125            36,370
  Radiotronica, S.A. <F*>                    Spain               6,700           128,925
  Vitro, Sociedad Anonima <F*>               Mexico             12,300           138,375
  Willbros Group, Inc. <F*>                  Panama              8,000           127,000
                                                                              -------------
                                                                                $685,945
                                                                              -------------

Leisure & Entertainment (3.78%)
  Art Vivant Co., Ltd                        Japan               3,000           $97,002
  Grupo Anaya SA                             Spain               3,100            60,706
  Matsushita Electric Industrial
    Co., Ltd.                                Japan               1,000            20,187
                                                                              -------------
                                                                                $177,895
                                                                              -------------

Metals Processing (1.52%)
  Zindart Limited - ADR <F*>               Hong Kong             7,000           $71,750
                                                                              -------------

Mining (10.30%)
  AUR Resources, Inc. <F*>                   Canada             11,000           $49,438
  Ashanti Goldfields Company Ltd.          Australia             1,200            13,710
  Gold Reserve Corporation <F*>              Canada              7,400            59,007
  IAMGOLD International African
    Mining Gold Corporation <F*>             Canada             24,000            93,947
  Inmet Mining Corporation <F*>              Canada             15,000            82,639

                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds             Value
----------------------------------         ---------      --------------      -------------
Mining (continued)
  Meridian Gold, Inc. <F*>                   Canada             10,000           $43,750
  North Ltd.                               Australia            25,000            94,583
  Vaal Reefs Exploration and Mining
    Company Ltd.                          South Africa          10,000            48,125
                                                                              -------------
                                                                                $485,199
                                                                              -------------

Retail Trade (1.67%)
  Shisagae Department Store               South Korea            2,000           $78,829
                                                                              -------------

Transportation (4.52%)
  Guangshen Railway Company Ltd.             China             260,000          $114,106
  Transportacion Maritima Mexicana -
    ADR                                      Mexico             16,000            99,000
                                                                              -------------
                                                                                $213,106
                                                                              -------------

Utilities (Gas, Electric & Water)
  (12.72%)
  Canadian 88 Energy Corporation
    <F*>                                     Canada             14,000           $56,832
  Hidroelectrica del Cantabrico,
    S.A.                                     Spain               1,800            73,190
  Huaneng Power International, Inc.
    - ADR <F*>                               China               3,500            89,250
  Irkutskenergo - ADR                        Russia              6,500           112,125
  Korea Electric Power Company ADR        South Korea            4,000            74,750
  Mosenergo - GDR -
    Rule 144A <F*>                           Russia              1,900            79,800
  Unified Energy Systems -
    Reg S ADR <F*>                           Russia              3,130           113,462
                                                                              -------------
                                                                                $599,409
                                                                              -------------

Miscellaneous (2.99%)                                                           $140,887
                                                                              -------------

Total Common Stocks (Cost $3,899,501)                                         $4,383,450
                                                                              -------------

28                                See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                   SCHEDULES OF INVESTMENTS - JUNE 30, 1997

                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds             Value
----------------------------------         ---------      --------------      -------------
LINDNER INTERNATIONAL FUND
--------------------------
PREFERRED STOCKS (0.06%)
Mining (0.06%)
  Ashanti Goldfields Company Ltd.,
    $.648                                    Ghana               1,200            $3,000
                                                                              -------------

Total Preferred Stocks (Cost $0)                                                  $3,000
                                                                              -------------

CONVERTIBLE BONDS (0.34%)
Mining (0.34%)
  Anvil Range Mining
    Corporation, 8.5%, due 2002              Canada            $25,000           $16,242
                                                                              -------------

Total Convertible Bonds (Cost $18,343)                                           $16,242
                                                                              -------------
                                                            Number of
                                                             Shares -
                                                            Principal
                                            Country           Amount
Name of Issuer and Title of Issue          of Origin         of Bonds             Value
----------------------------------         ---------      --------------      -------------
U.S. TREASURY BILLS (4.24%)
  U.S. Treasury Bills, maturing
    07-03-97 to 07-10-97 ($199,870)                           $200,000          $199,855
                                                                              -------------

Total Investments (Cost $4,117,714)                              97.70%       $4,602,547
Excess of Other Assets over
  Liabilities                                                     2.30%         $108,230
                                                             ------------     -------------

Net Assets                                                      100.00%       $4,710,777
                                                             ============     =============

<F*> Non-income producing
ADR American Depository Receipts
GDR Global Depository Receipts
Reg S - Regulation S

                                See Notes to Financial Statements                                     29

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                                           STATEMENTS OF OPERATIONS
                                      FOR THE YEAR ENDED JUNE 30, 1997

                                                                                              LINDNER DIVIDEND
                                                                     LINDNER GROWTH FUND            FUND
                                                                    ----------------------  --------------------
INVESTMENT INCOME
Income:
  Dividends
    Unaffiliated issuers (net of withholding
      taxes of $178,869, $514,392, $374,
      $499, $2,144 and $3,866 respectively)                               $11,656,803           $78,359,578
    Affiliated issuers (Non-controlled) (net
      of withholding taxes of $21,839 for
      Lindner Growth Fund)                                                  2,823,480               727,891
  Amortization                                                              5,479,798            10,893,029
  Interest                                                                  6,034,277            50,474,268
                                                                    ----------------------  --------------------
      Total income                                                         25,994,358           140,454,766
                                                                    ----------------------  --------------------
Expenses:
  Management fees (Note 3)                                                  4,861,169            11,332,992
  Registration and regulatory fees                                             48,327                70,938
  Dividend expense - short sales                                                   --               221,958
  Professional fees                                                            90,119               128,353
  Custodian fees                                                              271,022               207,014
  Transfer agent fees (Note 3)                                                510,352               746,243
  Organizational expense (Note 4)                                                  --                    --
  Other expenses                                                              475,229               698,101
  12b-1 fees - Institutional shares                                                66                 2,158
  Expenses reimbursed by advisor                                                   --                    --
                                                                    ----------------------  --------------------
      Total expenses                                                        6,256,284            13,407,757
        Fees paid indirectly (Note 6)                                         (53,816)              (81,076)
                                                                    ----------------------  --------------------
        Net expenses                                                        6,202,468            13,326,681
                                                                    ----------------------  --------------------
  Net investment income/(loss)                                             19,791,890           127,128,085
                                                                    ----------------------  --------------------
REALIZED AND UNREALIZED GAIN (LOSS) FROM
  INVESTMENTS AND FOREIGN CURRENCY
  TRANSACTIONS:
Net realized gain on investments of
  unaffiliated issuers                                                    127,716,487           140,955,046
Net realized gain on investments of
  affiliated issuers (Non-controlled)                                      36,649,095                86,089
Net realized gain (loss) on securities sold
  short                                                                            --             1,416,968
Net realized loss on option transactions                                           --                    --
Net realized loss on foreign currency
  transactions                                                                (15,282)               (1,153)
                                                                    ----------------------  --------------------
Net realized gain (loss) on investments and
  foreign currency transactions                                           164,350,300           142,456,950
                                                                    ----------------------  --------------------
Change in unrealized appreciation on
  investments                                                             (10,308,143)          (87,193,197)
Net unrealized depreciation on securities
  sold short                                                                       --              (767,768)
Net unrealized depreciation on options                                             --                    --
Net unrealized appreciation (depreciation)
  on translation of assets and liabilities
  in foreign currencies                                                          (887)                 (533)
                                                                    ----------------------  --------------------
Net unrealized appreciation (depreciation)
  on investments and translation of assets
  and liabilities in foreign currencies                                   (10,309,030)          (87,961,498)
                                                                    ----------------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                                              $173,833,160          $181,623,537
                                                                    ======================  ====================


30                     See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                           STATEMENTS OF OPERATIONS
                       FOR THE YEAR ENDED JUNE 30, 1997

                                                                         LINDNER/RYBACK                                LINDNER
                                                LINDNER UTILITY FUND     SMALL-CAP FUND     LINDNER BULWARK FUND  INTERNATIONAL FUND
                                                --------------------  --------------------  --------------------  ------------------

INVESTMENT INCOME
Income:
  Dividends
    Unaffiliated issuers (net of withholding
      taxes of $178,869, $514,392, $374,
      $499, $2,144 and $3,866 respectively)          $1,175,226            $  120,402            $  1,541,305          $ 34,383
    Affiliated issuers (Non-controlled) (net
      of withholding taxes of $21,839 for
      Lindner Growth Fund)                                   --                    --                      --                --
  Amortization                                           77,954               103,405                 719,475            11,339
  Interest                                              177,025                    --               1,734,114             1,873
                                                     ----------            ----------            ------------          --------
      Total income                                    1,430,205               223,807               3,994,894            47,595
                                                     ----------            ----------            ------------          --------
Expenses:
  Management fees (Note 3)                              271,898               110,953                 805,475            25,886
  Registration and regulatory fees                       17,235                13,042                  17,922             9,897
  Dividend expense - short sales                             --                    --                  34,775                --
  Professional fees                                       2,945                 1,013                   8,909               314
  Custodian fees                                          4,168                 1,372                   7,509             6,182
  Transfer agent fees (Note 3)                           22,580                 8,287                  26,395             2,819
  Organizational expense (Note 4)                         6,566                 5,917                  12,742             7,278
  Other expenses                                         19,470                11,051                  23,998             2,661
  12b-1 fees - Institutional shares                         117                    --                   3,276                --
  Expenses reimbursed by advisor                             --                    --                      --            (3,860)
                                                     ----------            ----------            ------------          --------
      Total expenses                                    344,979               151,635                 941,001            51,177
        Fees paid indirectly (Note 6)                    (1,456)                 (661)                 (2,325)              (57)
                                                     ----------            ----------            ------------          --------
        Net expenses                                    343,523               150,974                 938,676            51,120
                                                     ----------            ----------            ------------          --------
  Net investment income/(loss)                        1,086,682                72,833               3,056,218            (3,525)
                                                     ----------            ----------            ------------          --------
REALIZED AND UNREALIZED GAIN (LOSS) FROM
  INVESTMENTS AND FOREIGN CURRENCY
  TRANSACTIONS:
Net realized gain on investments of
  unaffiliated issuers                                2,371,490             1,324,888              16,142,828            84,935
Net realized gain on investments of
  affiliated issuers (Non-controlled)                        --                    --                      --                --
Net realized gain (loss) on securities sold
  short                                                      --                    --                 (69,478)               --
Net realized loss on option transactions                     --                    --             (16,438,092)               --
Net realized loss on foreign currency
  transactions                                             (419)                   --                  (1,353)             (278)
                                                     ----------            ----------            ------------          --------
Net realized gain (loss) on investments and
  foreign currency transactions                       2,371,071             1,324,888                (366,095)           84,657
                                                     ----------            ----------            ------------          --------
Change in unrealized appreciation on
  investments                                         1,512,780             2,624,124             (13,393,035)          391,636
Net unrealized depreciation on securities
  sold short                                                 --                    --              (2,692,124)               --
Net unrealized depreciation on options                       --                    --              (4,817,353)               --
Net unrealized appreciation (depreciation)
  on translation of assets and liabilities
  in foreign currencies                                       1                    --                    (194)              (59)
                                                     ----------            ----------            ------------          --------
Net unrealized appreciation (depreciation)
  on investments and translation of assets
  and liabilities in foreign currencies               1,512,781             2,624,124             (20,902,706)          391,577
                                                     ----------            ----------            ------------          --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS                          $4,970,534            $4,021,845            $(18,212,583)         $472,709
                                                     ==========            ==========            ============          ========

                       See Notes to Financial Statements                     31

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------
                      STATEMENTS OF CHANGES IN NET ASSETS
                       FOR THE YEAR ENDED JUNE 30, 1997
                       AND THE YEAR ENDED JUNE 30, 1996
                                              LINDNER GROWTH FUND                LINDNER DIVIDEND FUND
                                       ----------------------------------  ----------------------------------
                                           June 30,          June 30,          June 30,          June 30,
                                             1997              1996              1997              1996
                                       ----------------------------------  ----------------------------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
    Net investment income (loss)          $19,791,890       $21,998,188      $127,128,085      $139,276,377
    Net realized gain (loss) on
      investments and foreign
      currency transactions               164,350,300       193,157,135       142,456,950        69,705,849
    Net increase (decrease) in
      unrealized appreciation on
      investments and translation
      of assets and liabilities in
      foreign currencies                  (10,309,030)       66,478,515       (87,961,498)      103,169,388
                                       ----------------  ----------------  ---------------- ----------------
    Net Increase (Decrease) in Net
      Assets                             $173,833,160      $281,633,838      $181,623,537      $312,151,614
                                       ----------------  ----------------  ---------------- ----------------
DISTRIBUTIONS TO SHAREHOLDERS:
    From net investment income:
        Investors shares                 ($20,932,704)     ($27,562,263)    ($131,109,911)    ($138,030,345)
        Institutional shares                     (235)               --           (64,347)               --
    From net realized gain on
      investments and foreign
      currency transactions:
        Investors shares                 (166,339,554)      (78,994,844)      (62,624,754)       17,445,338
        Institutional shares                   (1,972)               --           (10,487)               --
                                       ----------------  ----------------  ---------------- ----------------
    Net decrease in net assets from
      distributions to shareholders     ($187,274,465)    ($106,557,107)    ($193,809,499)    ($155,475,683)
                                       ----------------  ----------------  ---------------- ----------------
FUND SHARE TRANSACTIONS (NOTE 7:)
    Investors shares                      $62,327,472     ($175,166,676)    ($263,821,666)     $233,337,062
    Institutional shares                       95,895                --         1,979,699                --
                                       ----------------  ----------------  ---------------- ----------------
    Net Increase (Decrease) in Fund
      Share Transactions                   62,423,367      (175,166,676)     (261,841,967)      233,337,062
                                       ----------------  ----------------  ---------------- ----------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS                                  $48,982,062          ($89,945)    ($274,027,929)     $390,012,993
Net Assets at the Beginning of the
  Period                               $1,446,094,329    $1,446,184,274    $2,292,933,462    $1,902,920,469
                                       ----------------  ----------------  ---------------- ----------------
Net Assets at the End of the Period    $1,495,076,391    $1,446,094,329    $2,018,905,533    $2,292,933,462
                                       ================  ================  ================ ================
Undistributed Net Investment Income
  (Loss) Included in Net Assets at
  the End of the Period                    $9,710,325       $10,851,374       ($1,805,630)       $2,240,544
                                       ================  ================  ================ ================

32                     See Notes to Financial Statements

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

                      STATEMENTS OF CHANGES IN NET ASSETS
                       FOR THE YEAR ENDED JUNE 30, 1997
                       AND THE YEAR ENDED JUNE 30, 1996


                                                                                 LINDNER/RYBACK
                                              LINDNER UTILITY FUND               SMALL-CAP FUND
                                       ----------------------------------  ----------------------------------
                                           June 30,            June 30,         June 30,           June 30,
                                             1997                1996             1997               1996
                                       ----------------------------------  ----------------------------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
    Net investment income (loss)          $1,086,682           $674,643          $72,833            ($3,065)
    Net realized gain (loss) on
      investments and foreign
      currency transactions                2,371,071          3,104,248        1,324,888           (206,452)
    Net increase (decrease) in
      unrealized appreciation on
      investments and translation
      of assets and liabilities in
      foreign currencies                   1,512,781          3,009,888        2,624,124          1,871,886
                                       ----------------  ----------------  ----------------  ----------------
    Net Increase (Decrease) in Net
      Assets                              $4,970,534         $6,788,779       $4,021,845         $1,662,369
                                       ----------------  ----------------  ----------------  ----------------
DISTRIBUTIONS TO SHAREHOLDERS:
    From net investment income:
        Investors shares                 ($1,156,654)          (631,299)         (26,731)                --
        Institutional shares                  (2,247)                --               --                 --
    From net realized gain on
      investments and foreign
      currency transactions:
        Investors shares                     (36,612)                --               --          ($981,949)
        Institutional shares                    (246)                --               --                 --
                                       ----------------  ----------------  ----------------  ----------------
    Net decrease in net assets from
      distributions to shareholders      ($1,195,759)         ($631,299)        ($26,731)         ($981,949)
                                       ----------------  ----------------  ----------------  ----------------
FUND SHARE TRANSACTIONS (NOTE 7:)
    Investors shares                     $10,645,924         $8,559,763      $10,705,810         $1,561,514
    Institutional shares                      44,337                 --              150                 --
                                       ----------------  ----------------  ----------------  ----------------
    Net Increase (Decrease) in Fund
      Share Transactions                  10,690,261          8,559,763       10,705,960          1,561,514
                                       ----------------  ----------------  ----------------  ----------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS                                 $14,465,036        $14,717,243      $14,701,074         $2,241,934
Net Assets at the Beginning of the
  Period                                 $32,298,880        $17,581,637      $10,109,289         $7,867,355
                                       ----------------  ----------------  ----------------  ----------------
Net Assets at the End of the Period      $46,763,916        $32,298,880      $24,810,363        $10,109,289
                                       ================  ================  ================  ================
Undistributed Net Investment Income
  (Loss) Included in Net Assets at
  the End of the Period                      $31,617           $103,836           $5,434           ($40,668)
                                       ================  ================  ================  ================

                                              LINDNER BULWARK FUND            LINDNER INTERNATIONAL FUND
                                       ----------------------------------  ----------------------------------
                                           June 30,          June 30,          June 30,          June 30,
                                             1997              1996              1997              1996
                                       ----------------------------------  ----------------------------------
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
    Net investment income (loss)           $3,056,218        $1,085,530         ($3,525)              $334
    Net realized gain (loss) on
      investments and foreign
      currency transactions                  (366,095)       (2,627,863)         84,657             27,092
    Net increase (decrease) in
      unrealized appreciation on
      investments and translation
      of assets and liabilities in
      foreign currencies                  (20,902,706)        6,273,469         391,577             93,217
                                       ----------------  ----------------  ----------------  ---------------
    Net Increase (Decrease) in Net
      Assets                             ($18,212,583)       $4,731,136        $472,709           $120,643
                                       ----------------  ----------------  ----------------  ---------------
DISTRIBUTIONS TO SHAREHOLDERS:
    From net investment income:
        Investors shares                  ($1,311,535)      ($1,664,244)          ($281)           ($2,124)
        Institutional shares                  (28,351)               --              --                 --
    From net realized gain on
      investments and foreign
      currency transactions:
        Investors shares                           --                --         (27,129)               (11)
        Institutional shares                       --                --              (2)                --
                                       ----------------  ----------------  ----------------  ---------------
    Net decrease in net assets from
      distributions to shareholders       ($1,339,886)      ($1,664,244)       ($27,412)           ($2,135)
                                       ----------------  ----------------  ----------------  ---------------
FUND SHARE TRANSACTIONS (NOTE 7:)
    Investors shares                      $25,436,861       ($5,859,516)     $3,063,117           $788,346
    Institutional shares                    1,938,107                --             383                 --
                                       ----------------  ----------------  ----------------  ---------------
    Net Increase (Decrease) in Fund
      Share Transactions                   27,374,968        (5,859,516)      3,063,500            788,346
                                       ----------------  ----------------  ----------------  ---------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS                                   $7,822,499       ($2,792,624)     $3,508,797           $906,854
Net Assets at the Beginning of the
  Period                                  $62,257,846       $65,050,470      $1,201,980           $295,126
                                       ----------------  ----------------  ----------------  ---------------
Net Assets at the End of the Period       $70,080,345       $62,257,846      $4,710,777         $1,201,980
                                       ================  ================  ================  ===============
Undistributed Net Investment Income
  (Loss) Included in Net Assets at
  the End of the Period                    $2,224,739          $508,405         ($3,480)              $327
                                       ================  ================  ================  ===============

                       See Notes to Financial Statements                     33

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

    Lindner Investments, a Massachusetts business trust (the "Funds"), is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Six series of shares are currently issued: (1) Lindner Growth Fund, (2) Lindner Dividend Fund, (3) Lindner Utility Fund, (4) Lindner/Ryback Small-Cap Fund, (5) Lindner Bulwark Fund, and (6) Lindner International Fund. The Funds offer both Investor and Institutional classes of shares. Investor shares are sold without a 12b-1 fee. Institutional shares are sold with a 12b-1 fee. Institutional shares sold have their own distribution/administrative service plan and certain expenses are directly allocated to that class.

    The following is a summary of significant accounting policies followed by the Funds.

    Security Valuation
        Investments in securities traded on a national securities exchange or in the NASDAQ Stock Market are valued at the last reported sales price as of the close of the New York Stock Exchange; securities traded in the over-the-counter market and listed securities for which no sale was reported on the day are valued at the mean between the last reported bid and asked prices. The value of foreign securities is converted into U.S. dollars at the rate of exchange prevailing on the valuation date. When market quotes are not readily available, such securities are valued at fair value as determined in good faith by the Board of Trustees.

    Foreign Currency Translation
        The books and records of the Funds are maintained in U.S. dollars as follows: (1) the foreign currency market value of investment securities is translated at the current exchange rates; and (2) purchases, sales, income, and expenses are translated at the rate of exchange prevailing on the respective dates of such transactions.

        Reported net realized foreign currency gains or losses arise from currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in the exchange rate.

    Income Taxes
        It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

    Short Sales
        The Lindner Bulwark series may invest in short sales of securities in order to profit from declines in stock prices. When a Fund engages in a short sale, an amount equal to the proceeds received by the Fund is reflected as an asset and equivalent liability. The amount of the liability is subsequently marked to market to reflect the market value of the short sale. The Fund maintains a segregated account of securities and cash as collateral for the short sales. The Fund is exposed to market risk based on the amount, if any, that the market value of the stock exceeds the proceeds received. Other Funds may engage in short sales of securities if they own or have the right to acquire, without the payment of further consideration, an approximately equal amount of such securities ("short sales against the box").

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

1. Organization and Significant Accounting Policies (continued)

    Use of Management Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

    Allocation of Income, Expenses and Gains and Losses
        The Funds allocate income, expenses (other than class specific expenses) and gains and losses daily to each class of shares based upon the relative proportion of shares represented by each class. Operating expenses directly attributable to a specific class are charged against the operation of that class.

    Other
        The Funds follow industry practice and record security transactions on the trade date. Dividend income is recognized on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon as the Funds are informed of the ex-dividend date. Interest income is recognized on an accrual basis. Dividend and interest income is recorded net of foreign taxes where recovery of such taxes is not assured. Premiums and discounts, if any, on securities purchases are amortized over the life of the respective securities. Distributions to shareholders are recorded on the ex-dividend date.

2. Investment Transactions

    For the year ended June 30, 1997, aggregate purchases and sales of investment securities, other than options, securities sold short, and short-term obligations were as follows:

------------------------------------------------------------------------------------------------
                                                           Purchases                Sales
                                                           ---------                -----
  LINDNER GROWTH FUND                                     $502,927,871          $  657,901,274
  LINDNER DIVIDEND FUND                                    834,794,524           1,350,983,238
  LINDNER UTILITY FUND                                      42,054,719              32,075,758
  LINDNER/RYBACK
    SMALL-CAP FUND                                          15,824,476               6,806,212
  LINDNER BULWARK FUND                                     235,030,034             237,219,712
  LINDNER INTERNATIONAL FUND                                 3,719,988                 633,207
------------------------------------------------------------------------------------------------

    For the year ended June 30, 1997, aggregate purchases and sales of U.S. Government securities were as follows:

------------------------------------------------------------------------------------------------
                                                           Purchases                 Sales
                                                           ---------                 -----
  LINDNER GROWTH FUND                                    $1,123,138,935          $1,099,159,113
  LINDNER DIVIDEND FUND                                   1,216,759,221           1,145,513,743
  LINDNER UTILITY FUND                                       35,768,196              36,541,377
  LINDNER/RYBACK
    SMALL-CAP FUND                                           35,087,946              32,893,940
  LINDNER BULWARK FUND                                      275,449,504             282,682,104
  LINDNER INTERNATIONAL FUND                                  6,284,801               6,196,113
------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

2. Investment Transactions (continued)

    For the year ended June 30, 1997, aggregate purchases and sales of options in the Lindner Bulwark Fund were $53,323,588 and $32,745,197, respectively.

    For the year ended June 30, 1997, the cost of investments purchased to cover short sales and the proceeds from investments sold short were as follows:

------------------------------------------------------------------------------------------------
                                                              Short Sales            Covers
                                                              -----------            ------
  LINDNER DIVIDEND FUND                                       $ 5,531,873          $ 1,348,675
  LINDNER BULWARK FUND                                         49,807,330           48,421,320
------------------------------------------------------------------------------------------------

    On June 30, 1997, the composition of unrealized appreciation and (depreciation) of investment securities based on the aggregate cost of investments for federal income tax purposes was as follows:

-------------------------------------------------------------------------------------------------------------
                                      Appreciation    (Depreciation)        Net         Federal Tax Cost
                                      ------------    --------------    ------------    ----------------
  LINDNER GROWTH FUND                 $423,054,986    $  (98,300,604)   $324,754,382     $ 1,952,971,979
  LINDNER DIVIDEND FUND                176,395,659      (132,588,086)     43,807,573       1,947,535,027
  LINDNER UTILITY FUND                   7,181,419        (1,581,401)      5,600,018          39,723,776
  LINDNER/RYBACK
    SMALL-CAP FUND                       4,591,080          (222,331)      4,368,750          20,581,466
  LINDNER BULWARK FUND                   2,121,067       (14,141,172)    (12,020,102)         47,064,494
  LINDNER INTERNATIONAL FUND               740,152          (255,319)        484,833           4,117,714
-------------------------------------------------------------------------------------------------------------

3. Fees and Other Transactions with Affiliates

    The management fee for Lindner Growth Fund series is payable to Ryback Management (the "Adviser") (before reimbursement of expenses to the Funds, if any) at the annual rate of .7% of average net assets up to $50 million, .6% of the next $350 million and .5% of the excess over $400 million. Depending on Lindner Growth Fund's performance compared to the S&P 500 Composite Index, the fee may be increased or decreased by up to .2%. For the year ended June 30, 1997, the Lindner Growth Fund under performed the S&P. Accordingly, the basic Advisor's fee of $7,800,529 was reduced by a performance penalty of .2% of average net assets, or $2,939,360. This resulted in a net Advisor's fee of $4,861,169.

    The management fee for Lindner Dividend Fund series is payable quarterly to the Adviser (before reimbursement of expenses to the Funds, if any) at the annual rate of .7% of average net assets up to $50 million, .6% of the next $150 million and .5% of the excess over $200 million.

    The management fee is payable monthly to the Adviser by Lindner Utility Fund and Lindner/Ryback Small-Cap Fund according to the following annual percentage rate of daily net asset values averaged monthly (before reimbursement of expenses to the Funds, if any) of each of the Funds: .7% on the first $50,000,000, .6% on the next $150,000,000 and .5% of the excess of $200,000,000.

    The management fee from Lindner Bulwark Fund and Lindner International Fund is payable monthly to the Adviser at the annual percentage rate of 1% of daily net asset values averaged monthly (before reimbursement of expenses to the Funds, if any) of each of the Funds.

    Annual operating and management expenses for the Lindner Growth Fund and Lindner Dividend Fund, excluding taxes and interest, may not exceed 1.5% of the first $30 million of average net assets plus 1% of average net assets in excess of $30 million of the respective funds.

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

3. Fees and Other Transactions with Affiliates (continued)

    Annual operating and management expenses for the Lindner Utility Fund, Lindner/Ryback Small-Cap Fund, Lindner Bulwark Fund, and Lindner International Fund, excluding taxes and interest, may not exceed the most stringent limitation imposed by state law on expense limitations in a state in which the Funds' shares are qualified for sale. For the year ended June 30, 1997, the Advisor reimbursed Lindner International Fund $3,860.

    Ryback Management Corporation, acting as stock transfer agent and dividend disbursing agent for the Funds, is compensated at a rate of 75 cents per shareholder account per month. During the year ended June 30, 1997, the following transfer agent fees were paid to Ryback Management Corporation:
    Lindner Growth Fund ($468,020), Lindner Dividend Fund ($680,117), Lindner Utility Fund ($20,099), Lindner/Ryback Small-Cap Fund ($7,159), Lindner Bulwark Fund ($23,692), and Lindner International Fund ($2,190).

    Certain officers and directors of the Funds are affiliated with Ryback Management Corporation.

4. Organizational Expense

    The following is a schedule of expenses in connection with the organization and registration of the Funds which are being amortized and reimbursed to the Adviser on a straight line basis over a period of five years:

-------------------------------------------------------------------------------------------------------------
                                                           Original       Accumulated         1997
                                                           Expense        Amortization       Expense
                                                           --------       ------------       -------
  LINDNER UTILITY FUND                                      $32,377         $24,557          $ 6,566
  LINDNER/RYBACK
    SMALL-CAP FUND                                           29,182          20,311            5,917
  LINDNER BULWARK FUND                                       62,831          43,079           12,742
  LINDNER INTERNATIONAL FUND                                 35,889          18,185            7,278
-------------------------------------------------------------------------------------------------------------

    Any redemption by the shareholders of the Adviser of their initial investment in Lindner Utility Fund of $100,000 will reduce the reimbursement by a pro rata portion of any of the then unamortized expenses.

5. Transactions with Affiliates

    Issuers of whose voting stock the Funds own more than 5% but less than 25% are classified as "affiliates (Non-controlled"). Following is an analysis of transactions for the year ended June 30, 1997, with "affiliated companies" as defined by the Investment Company Act of 1940:


                                                                                                           Gain (Loss)
                                                                                                            Realized
                                                                                             Dividend        on Sale
   Security Name                                    Activity                                  Income        of Shares
--------------------    ---------------------------------------------------------------     ----------     -----------

                          Value at        Purchases,         Sales,           Value
                        Beginning of      Additions        Reductions       at End of
                           Period          at Cost          at Cost           Period
                        ------------     ------------     ------------     ------------

LINDNER GROWTH FUND

7th Level, Inc.                 <F++>    $  2,584,855     $    158,060     $  2,800,746                    $    36,165

Acordia, Inc.           $ 34,384,500        1,714,559       25,400,196                0     $  204,460       5,337,054

AlarmGuard Holdings
  (formerly Triton
  Group Ltd)                    <F++>       1,003,275                         3,371,049

Alliant Techsystems,
  Inc.                    40,527,500          234,675                        47,575,000

Allied Healthcare
  Products, Inc.                 <F#>       3,269,306                         4,258,800

American Media,
  Inc., Class A           11,813,025        2,075,349          135,375       18,248,300                         32,369

                                                                             37

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

                                                                                                           Gain (Loss)
                                                                                                            Realized
                                                                                             Dividend        on Sale
   Security Name                                    Activity                                  Income        of Shares
--------------------    ---------------------------------------------------------------     ----------     -----------

                          Value at        Purchases,         Sales,           Value
                        Beginning of      Additions        Reductions       at End of
                           Period          at Cost          at Cost           Period
                        ------------     ------------     ------------     ------------
LINDNER GROWTH FUND
  (CONTINUED)
Anvil Range Mining      $  5,324,326                                       $  1,970,968

Atlantic Realty
  Trust                    2,418,382     $    204,755     $    204,755                0     $  120,066     $ 3,326,304

Autoinfo, Inc.             2,228,125                           927,023        1,123,688                       (282,229)

Bancfirst
  Corporation              7,056,300                         1,047,000             <F##>       116,516         932,821

Bitech Petroleum
  Corporation - Rule
  144A                          <F++>       3,062,787                         3,986,952

Buffton Corporation             <F++>       1,373,817                         1,127,250

Butler Manufacturing
  Company                 14,850,000                         2,163,681             <F##>       134,400       4,552,857

Canyon Resources
  Corporation                   <F++>       6,380,825                         5,807,100

Cardiometrics, Inc.             <F++>       3,193,365          306,097        4,742,419                        220,733

Centigram
  Communications          10,175,875                        11,168,910                0                     (2,409,479)

Charming Shoppes,
  Inc.                    40,213,875       13,405,580                        43,446,721

Chempower, Inc.            2,843,750                         2,290,938                0                      1,739,063

CML Group, Inc.                 <F++>       8,970,423                         5,113,606         18,598

The Coast
  Distribution
  Company                       <F++>       1,820,029                         1,690,875

Community Financial
  Corporation              2,448,500                           899,750                0         15,340       1,542,290

Comprehensive Care
  Corporation

    Common stock             119,250          918,777        1,054,278                0                        152,668

    Common stock -
      Rule 144A            1,875,000                                          3,031,250

CPI Corporation                  <F#>      11,347,759                        20,099,100        444,892

Dayton Mining
  Corporation             16,427,622        5,360,713        1,836,140        9,086,075                      1,466,608

Durakon Industries,
  Inc.                     6,945,412          625,000        7,561,065             <F##>                    (3,172,373)

Eagle Point Software
  Corporation                   <F++>         937,500                         1,140,625

EMCON                            <F#>         930,208          732,756        1,803,425                          8,313

Eskimo Pie
  Corporation                   <F++>       2,513,125                         2,970,625         36,750

Fiberstars, Inc.                <F++>       1,727,599                         1,638,488

Gateway Industries,
  Inc.                          <F++>         747,786                           661,968

General Magic, Inc.             <F++>       2,059,120                         3,252,800

The Good Guys, Inc.             <F++>       8,151,074                         6,737,625

Gradco Systems, Inc.       3,075,625           13,215                         3,618,250

Handleman Company         14,242,937        8,083,678                        20,503,275

Health Images, Inc.       12,452,700          115,617        5,593,860                0         33,552       9,901,872

Hilb, Rogal and
  Hamilton Company        11,793,750        1,981,292                        17,000,000        606,150

International
  Bancshares
  Corporation                    <F#>         660,053                        25,515,765        195,336

London & Overseas
  Freighters Ltd. -
  ADR                      5,296,844                                          5,702,344

Maynard Oil Company        2,109,375        3,624,819           74,925        7,925,125                        151,327

Metricom, Inc.            20,734,875          400,743                         8,580,750

Micronics Computers,
  Inc.                     3,476,544                           284,671        4,011,569                       (120,876)

MFRI, Inc.                 2,429,625                                          3,239,500

MK Gold Company                 <F++>       2,447,759        1,883,906        2,826,875                       (992,756)

The Morningstar
  Group, Inc.             16,177,975        4,089,875        5,128,250       26,878,125                     12,298,012

MTL, Inc.                  5,737,500                         2,553,900             <F##>                     1,366,144

National Insurance
  Group                    2,800,800                         3,149,921                0                         93,872

Noodle Kidoodle,
  Inc.                           <F#>       1,026,862                         2,302,125

OMI, Inc.                 19,357,950        1,273,516                        23,189,063

Puerto Rican Cement
  Company                  9,813,712                         5,026,796                0        107,202       3,927,425

Quixote Corporation        3,388,500        1,821,831                         5,636,000        162,637

Ramco-Gershenson
  Properties Trust         8,951,637                           517,587        9,574,341        284,647         103,814

Recycling
  Industries, Inc.              <F++>       2,637,359                         1,937,500

Rightchoice Managed
  Care, Inc.                    <F++>       3,464,526                         3,515,400

Rose's Stores, Inc.             <F++>       1,680,287                         1,139,506

Scientific
  Software-Intercomp,
  Inc.                     1,449,000           31,388                           412,212

38

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------


                                                                                                           Gain (Loss)
                                                                                                            Realized
                                                                                             Dividend        on Sale
   Security Name                                    Activity                                  Income        of Shares
--------------------    ---------------------------------------------------------------     ----------     -----------

                          Value at        Purchases,         Sales,           Value
                        Beginning of      Additions        Reductions       at End of
                           Period          at Cost          at Cost           Period
                        ------------     ------------     ------------     ------------
LINDNER GROWTH FUND
  (CONTINUED)
South American Gold
  and Copper Company
  Ltd.                          <F++>    $    990,468                      $    447,626

Spaghetti Warehouse,
  Inc.                  $  2,015,087          936,210     $     28,740        3,377,400                    $     1,019

Stewart Information
  Services
  Corporation              7,647,500                         5,965,196                0     $   82,800       3,509,487

Streamlogic
  Corporation
  (formerly
  Micropolis Corp.)              <F#>       2,838,914        7,136,165                0                     (7,053,073)

Summit Medical
  Systems, Inc.                 <F++>       1,673,588                         1,553,200

Superior Surgical
  Mfg. Co. Inc.                 <F++>       6,073,950                         5,792,750         63,503

Tanknology
  Environmental,
  Inc.                     3,228,197            1,708                         2,566,680

Transtechnology
  Corporation                    <F#>       1,280,500                         6,825,000         72,878

Triton Group Ltd.          1,161,731           99,409            7,850                0                          7,150

Uni-Marts, Inc.                 <F++>       3,003,656                         2,935,500

Unilab Corporation         3,066,406                         6,904,748                0                     (4,953,877)

United Grain Growers
  Ltd.                     4,979,496                         2,382,727             <F##>       123,753       1,885,876

United Retail Group,
  Inc.                          <F++>       3,080,886                         2,591,500

Uranium Resources,
  Inc.                    11,969,994          262,375                         5,026,209

Vertex
  Communications
  Corporation              7,822,500                                         11,235,000

Wave Technologies
  International,
  Inc.                     1,115,313          171,250                         1,627,500

Westmoreland Coal
  8.5% Conv.
  Pfd.-voting                   <F++>         996,148                           733,950

Wharf Resources,
  Ltd.                    11,533,393                         9,363,449                0                        474,223

Zapata Corporation         7,848,488        4,083,021       10,620,594             <F##>                     2,566,292
                        ------------     ------------     ------------     ------------     ----------     -----------
                        $405,328,896     $143,457,164     $122,509,309     $413,905,495     $2,823,480     $36,649,095
                        ============     ============     ============     ============     ==========     ===========

LINDNER DIVIDEND
  FUND

American Bank of
  Connecticut           $  3,011,638                                       $  4,395,155     $  188,342

Bitech Petroleum
  Corp.                         <F++>    $  5,200,982                         5,304,430

Comprehensive Care
  Corporation                   <F++>       3,605,982     $  3,605,982                0                    $   904,532

El Paso Electric
  Company                 23,130,000                           335,852       26,837,500                        (53,977)

Handleman Company                <F#>       8,728,194                        18,483,038

Harken Energy
  Corporation                   <F++>      20,419,475                        45,500,000

Metricom, Inc.                   <F#>       5,472,409                         7,143,188

Pimco Commercial
  Mortgage
  Securities               7,181,638                         7,753,749                0        539,549         (21,858)

Spaghetti Warehouse,
  Inc.                          <F++>       2,399,500                         2,879,400

Streamlogic
  Corporation
  (formerly
  Micropolis Corp.)              <F#>       3,742,360        5,979,653                0                     (2,898,487)

Uranium Resources,
  Inc.

    Common stock           5,000,250                                          1,991,625

    Common stock -
      Rule 144A            7,375,000                                          2,937,500

Zapata Corporation         6,638,461        4,443,694       11,008,608                0                      2,155,879
                        ------------     ------------     ------------     ------------     ----------     -----------
                        $ 52,336,987     $ 54,012,596     $ 28,683,844     $115,471,836     $  727,891     $    86,089
                        ============     ============     ============     ============     ==========     ===========

LINDNER BULWARK FUND

Buffton Corporation             <F++>    $  1,194,635                      $  1,064,250

Gateway Industries,
  Inc.                          <F++>         559,002                           475,910

Rose's Stores, Inc.              <F#>         901,259                         1,148,870

Scientific Software
  Intercomp, Inc.                <F#>         526,890                           409,364

Triton Group Ltd.<F^^>           <F#>         532,534     $    885,763                0

Westmoreland Coal
  8.5% Conv. Pfd.
  (Vote)                         <F#>         793,428                           626,325
                        ------------     ------------     ------------     ------------     ----------     -----------
                        $          0     $  4,507,748     $    885,763     $  3,724,719     $        0     $         0
                        ============     ============     ============     ============     ==========     ===========

<F#> - At June 30, 1996, was not affiliated.
<F++> - At June 30, 1996, was not owned.
<F##> - At June 30, 1997, was not affiliated.
<F^^> - Investment merged into a non-affiliated security resulting in no gain or loss.

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

6. Expense Offset Arrangements

    The Funds have an arrangement whereby custodian expenses are reduced by maintaining a compensating balance with the custodian. The Funds could have invested the assets used by the custodian in an income-producing asset if it had not agreed to a reduction in fees under the expense offset arrangement. In the Statements of Operations and expense ratio in the Financial Highlights, total expenses include the expense which had been offset. The following are the aggregate amounts for the year ended June 30, 1997, by which expenses have been increased for financial statement presentation:

-----------------------------------------------------------------------------------------
             LINDNER GROWTH FUND                                             $53,816
             LINDNER DIVIDEND FUND                                            81,076
             LINDNER UTILITY FUND                                              1,456
             LINDNER/RYBACK
               SMALL-CAP FUND                                                    661
             LINDNER BULWARK FUND                                              2,325
             LINDNER INTERNATIONAL FUND                                           57
-----------------------------------------------------------------------------------------

7. Capital Stock

    The Funds have authorized unlimited shares of $.01 par value Investor shares and Institutional shares. Transactions in shares of capital stock for the years ended June 30, 1997 and 1996, were as follows:

                                                    Year Ended June 30, 1997                     Year Ended June 30, 1996
                                             --------------------------------------         -----------------------------------
                                                   Shares              Amount                 Shares                Amount
                                             ------------------  ------------------         -----------         ---------------

LINDNER GROWTH FUND
Investor shares
---------------
Sold                                               4,034,285       $  104,275,859            62,065,616         $ 1,135,061,274
Dividends and Distributions reinvested             7,123,614          174,101,137             4,157,926              98,228,064
Redeemed                                          (8,411,952)        (216,049,524)          (73,404,006)         (1,408,456,014)
                                             ------------------  ------------------         -----------         ---------------
Net increase                                       2,745,947       $   62,327,472            (7,180,464)        $  (175,166,676)
                                             ==================  ==================         ===========         ===============
Institutional shares
--------------------
Sold                                                   3,917       $       95,942                    --                      --
Dividends and Distributions reinvested                     1                   13                    --                      --
Redeemed                                                  (2)                 (60)                   --                      --
                                             ------------------  ------------------         -----------         ---------------
Net increase                                           3,916       $       95,895                    --                      --
                                             ==================  ==================         ===========         ===============

LINDNER DIVIDEND FUND
Investor shares
---------------
Sold                                              11,601,117       $  321,785,067            97,757,829         $ 2,552,736,189
Dividends and Distributions reinvested             5,881,248          161,114,417             4,629,712             126,958,767
Redeemed                                         (26,976,613)        (746,721,150)          (93,903,065)         (2,446,357,894)
                                             ------------------  ------------------         -----------         ---------------
Net increase                                      (9,494,248)      $ (263,821,666)            8,484,476         $   233,337,062
                                             ==================  ==================         ===========         ===============

Institutional shares
--------------------
Sold                                                  82,348       $    2,267,410                    --                      --
Dividends and Distributions reinvested                 2,723               74,615                    --                      --
Redeemed                                             (13,041)            (362,326)                   --                      --
                                             ------------------  ------------------         -----------         ---------------
Net increase                                          72,030       $    1,979,699                    --                      --
                                             ==================  ==================         ===========         ===============
LINDNER UTILITY FUND

Investor shares
---------------
Sold                                               2,353,165       $   34,422,373             3,272,220         $    40,928,674
Dividends and Distributions reinvested                72,998            1,059,599                42,941                 556,712
Redeemed                                          (1,734,066)         (24,836,048)           (2,673,173)            (32,925,623)
                                             ------------------  ------------------         -----------         ---------------
Net increase                                         692,097       $   10,645,924               641,988         $     8,559,763
                                             ==================  ==================         ===========         ===============

-------------------------------------------------------------------------------
                              LINDNER INVESTMENTS
-------------------------------------------------------------------------------

                                                    Year Ended June 30, 1997                     Year Ended June 30, 1996
                                             --------------------------------------         -----------------------------------
                                                   Shares              Amount                 Shares                Amount
                                             ------------------  ------------------         -----------         ---------------
Institutional shares
--------------------
Sold                                                  19,057       $      268,131                    --                      --
Dividends and Distributions reinvested                   173                2,492                    --                      --
Redeemed                                             (15,812)            (226,286)                   --                      --
                                             ------------------  ------------------         -----------         ---------------
Net increase                                           3,418       $       44,337                    --                      --
                                             ==================  ==================         ===========         ===============

LINDNER/RYBACK SMALL-CAP FUND
Investor shares
---------------
Sold                                               2,182,401       $   14,716,844             2,431,078         $    12,727,249
Dividends and Distributions reinvested                 3,864               25,192               149,350                 784,089
Redeemed                                            (597,054)          (4,036,226)           (2,375,091)            (11,949,824)
                                             ------------------  ------------------         -----------         ---------------
Net increase                                       1,589,211       $   10,705,810               205,337         $     1,561,514
                                             ==================  ==================         ===========         ===============
Institutional shares
--------------------
Sold                                                      24       $          150                    --                      --
Dividends and Distributions reinvested                     0                    0                    --                      --
Redeemed                                                   0                    0                    --                      --
                                             ------------------  ------------------         -----------         ---------------
Net increase                                              24       $          150                    --                      --
                                             ==================  ==================         ===========         ===============

LINDNER BULWARK FUND
Investor shares
---------------
Sold                                              11,966,627       $  100,089,008             9,824,886         $    78,768,569
Dividends and Distributions reinvested               154,353            1,236,353               231,734               1,543,443
Redeemed                                          (9,346,728)         (75,888,500)          (11,784,513)            (86,171,528)
                                             ------------------  ------------------         -----------         ---------------
Net increase                                       2,774,252       $   25,436,861            (1,727,893)        $    (5,859,516)
                                             ==================  ==================         ===========         ===============

Institutional shares
--------------------
Sold                                                 286,659       $    2,316,545                    --                      --
Dividends and Distributions reinvested                 3,547               28,338                    --                      --
Redeemed                                             (54,929)            (406,776)                   --                      --
                                             ------------------  ------------------         -----------         ---------------
Net increase                                         235,277       $    1,938,107                    --                      --
                                             ==================  ==================         ===========         ===============

LINDNER INTERNATIONAL FUND
Investor shares
---------------
Sold                                                 508,905       $    5,215,761               203,243         $     1,787,712
Dividends and Distributions reinvested                 2,851               27,282                   235                   2,053
Redeemed                                            (212,319)          (2,179,926)             (114,402)             (1,001,419)
                                             ------------------  ------------------         -----------         ---------------
Net increase                                         299,437       $    3,063,117                89,076         $       788,346
                                             ==================  ==================         ===========         ===============
Institutional shares
--------------------
Sold                                                      38       $          382                    --                      --
Dividends and Distributions reinvested                     0                    1                    --                      --
Redeemed                                                   0                    0                    --                      --
                                             ------------------  ------------------         -----------         ---------------
Net increase                                              38       $          383                    --                      --
                                             ==================  ==================         ===========         ===============

8. Distributions to Shareholders

    On June 27, 1997, distributions to shareholders were recorded for Lindner Dividend Fund and Lindner Utility Fund. Lindner Dividend Fund declared a $0.44 income dividend and Lindner Utility Fund declared a $0.09 income dividend to shareholders of record on June 26, 1997, which were paid on July 3, 1997.

                                                        FINANCIAL HIGHLIGHTS
                                     (FOR AN INVESTOR SHARE OUTSTANDING THROUGHOUT THE PERIOD)
                         INCOME (LOSS) FROM INVESTMENT OPERATIONS                             DISTRIBUTIONS
                 --------------------------------------------------------     ----------------------------------------------
                                              Net Realized                                   Distributions
                                                  and                                          from Net
                 Net Asset                     Unrealized        Total        Dividends        Realized
                  Value,          Net            Gains            from         from Net       Gains from
                 Beginning     Investment     (Losses) on      Investment     Investment      Investment           Total
                 of Period       Income       Investments      Operations       Income       Transactions      Distributions
 ---------------------------------------------------------------------------------------------------------------------------
 LINDNER GROWTH FUND <F1>
 ------------------------
 Period Ended June 30,
 1988               $19.15        $0.66           $0.52           $1.18          $0.98           $1.61             $2.59
 1989               $17.74        $0.85           $1.94           $2.79          $0.69           $0.18             $0.87
 1990               $19.66        $0.85           $0.66           $1.51          $0.91           $0.84             $1.75
 1991               $19.42        $0.75          ($0.88)         ($0.13)         $0.86           $0.71             $1.57
 1992               $17.72        $0.57           $2.47           $3.04          $0.66           $0.00             $0.66
 1993 <F8>          $20.10        $0.50           $2.40           $2.90          $0.53           $0.15             $0.68
 1994               $22.32        $0.38           $0.71           $1.09          $0.46           $0.53             $0.99
 1995               $22.42        $0.43           $2.66           $3.09          $0.34           $1.84             $2.18
 1996               $23.33        $0.40           $4.47           $4.87          $0.47           $1.34             $1.81
 1997               $26.39        $0.36           $2.72           $3.08          $0.39           $3.10             $3.49
 ---------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------------------
 LINDNER DIVIDEND FUND <F2>
 --------------------------
 Period Ended February 28,
 1988               $24.49        $1.68          ($1.95)         ($0.27)         $1.87           $1.16             $3.03
 1989               $21.19        $1.71           $1.65           $3.36          $1.32           $0.06             $1.38
 1990               $23.17        $2.02          ($0.30)          $1.72          $2.19           $0.01             $2.20
 1991               $22.69        $1.92          ($1.17)          $0.75          $1.86           $0.02             $1.88
 1992               $21.56        $2.15           $2.55           $4.70          $1.99           $0.00             $1.99
 1993 <F8>          $24.27        $1.72           $2.98           $4.70          $1.86           $0.10             $1.96
 1994               $27.01        $1.88           $1.06           $2.94          $1.74           $0.58             $2.32
 1995               $27.63        $1.93          ($2.13)         ($0.20)         $1.90           $0.57             $2.47
 Period Ended June 30,
 1995               $24.96        $0.95           $1.05           $2.00          $0.96           $0.00             $0.96
 1996               $26.00        $1.80           $2.29           $4.09          $1.79           $0.23             $2.02
 1997               $28.07        $1.63           $0.70           $2.33          $1.68           $0.78             $2.46
 ---------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------------------
 LINDNER UTILITY FUND <F3>
 -------------------------
 Period Ended June 30,
 1994               $10.00        $0.05          ($0.01)          $0.04          $0.02           $0.00             $0.02
 1995               $10.02        $0.39           $0.84           $1.23          $0.39           $0.09             $0.48
 1996               $10.77        $0.35           $3.42           $3.77          $0.34           $0.00             $0.34
 1997               $14.20        $0.39           $1.60           $1.99          $0.42           $0.02             $0.44
 ---------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------------------
 LINDNER/RYBACK SMALL-CAP FUND <F5>
 ----------------------------------
 Period Ended June 30,
 1994                $5.00        $0.01          ($0.22)         ($0.21)         $0.00           $0.00             $0.00
 1995                $4.79       ($0.03)          $0.71           $0.68          $0.01           $0.00             $0.01
 1996                $5.46        $0.00           $1.30           $1.30          $0.00           $0.61             $0.61
 1997                $6.15        $0.04           $1.49           $1.53          $0.01           $0.00             $0.01
 ---------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------------------
 LINDNER BULWARK FUND <F4>
 -------------------------
 Period Ended June 30,
 1994                $7.00        $0.01           $0.16           $0.17          $0.00           $0.00             $0.00
 1995                $7.17        $0.11          ($0.10)          $0.01          $0.05           $0.04             $0.09
 1996                $7.09        $0.26           $1.32           $1.58          $0.31           $0.00             $0.31
 1997                $8.36        $0.29          ($1.81)         ($1.52)         $0.14           $0.00             $0.14
 ---------------------------------------------------------------------------------------------------------------------------





                                                                             RATIOS/SUPPLEMENTAL DATA
                                               ------------------------------------------------------------------------------------
                                                                         Ratio of Net
                                                                          Investment                                       Net
                   Net Asset                    Ratio of                    Income                                       Assets,
                    Value,        Total         Expenses                      to          Portfolio     Average          End of
                    End of        Return       to Average                  Average        Turnover     Commission        Period
                    Period         <F7>        Net Assets                 Net Assets        Rate         Rates        (In Millions)
 -----------------------------------------------------------------------------------------------------------------------------------
 LINDNER GROWTH FUND <F1>
 ------------------------
 Period Ended June 30,
 1988                $17.74          7.49%         1.07%                      3.76%        20.93%                           $404
 1989                $19.66         16.51%         0.92%                      4.93%        17.81%                           $535
 1990                $19.42          7.89%         0.74%                      4.84%        19.24%                           $716
 1991                $17.72         -0.23%         0.83%                      4.64%        12.96%                           $783
 1992                $20.10         17.58%         0.80%                      3.05%        11.37%                           $978
 1993 <F8>           $22.32         14.87%         0.80%                      2.52%        18.71%                         $1,278
 1994                $22.42          4.83%         0.65%                      1.69%        37.92%                         $1,528
 1995                $23.33         14.89%         0.54%                      1.89%        24.94%                         $1,446
 1996                $26.39         21.95%         0.63% <F9>                 1.53%        39.49%        $0.0397          $1,446
 1997                $25.98         12.50%         0.44%                      1.39%        36.39%        $0.0437          $1,495
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 LINDNER DIVIDEND FUND <F2>
 --------------------------
 Period Ended February 28,
 1988                $21.19         -0.51%         1.04%                      7.43%        16.52%                            $52
 1989                $23.17         16.21%         0.97%                      7.57%         2.30%                            $97
 1990                $22.69          7.48%         0.87%                      8.90%         5.47%                           $142
 1991                $21.56          3.84%         0.87%                      8.98%         3.36%                           $163
 1992                $24.27         22.91%         0.80%                      9.75%        24.01%                           $266
 1993 <F8>           $27.01         20.28%         0.74%                      7.10%        13.50%                         $1,016
 1994                $27.63         11.19%         0.64%                      7.01%        43.20%                         $1,532
 1995                $24.96         -0.44%         0.61%                      7.76%        29.79%                         $1,697
 Period Ended June 30,
 1995                $26.00          8.12%         0.21%                      2.43%        11.00%                         $1,903
 1996                $28.07         16.14%         0.60% <F9>                 6.62%        30.24%        $0.0508          $2,293
 1997                $27.94          8.75%         0.60%                      5.74%        40.32%        $0.0443          $2,017
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 LINDNER UTILITY FUND <F3>
 -------------------------
 Period Ended June 30,
 1994                $10.02          0.39%         1.30%                      0.76%        44.95%                            $11
 1995                $10.77         12.51%         1.04%                      3.02%       190.70%                            $18
 1996                $14.20         35.39%         0.95% <F9>                 2.87%        98.58%        $0.0422             $32
 1997                $15.75         14.29%         0.89%                      2.81%        86.44%        $0.0376             $47
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 LINDNER/RYBACK SMALL-CAP FUND <F5>
 ----------------------------------
 Period Ended June 30,
 1994                 $4.79         -4.20%         0.96%                      0.52%         5.03%                             $5
 1995                 $5.46         14.32%         1.65%                     -0.57%       158.62%                             $8
 1996                 $6.15         25.70%         1.22% <F9>                -0.04%       103.05%        $0.0560             $10
 1997                 $7.67         24.96%         0.96%                      0.46%        49.49%        $0.0496             $25
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 LINDNER BULWARK FUND <F4>
 -------------------------
 Period Ended June 30,
 1994                 $7.17          2.43%         0.66%                      0.26%         0.89%                            $31
 1995                 $7.09          0.10%         1.27%                      2.45%       122.64%                            $65
 1996                 $8.36         23.44%         1.24% <F9>                 2.45%       139.82%        $0.0320             $62
 1997                 $6.70        -18.43%         1.20%                      3.86%       457.57%        $0.0314             $68
 -----------------------------------------------------------------------------------------------------------------------------------

42

                         INCOME (LOSS) FROM INVESTMENT OPERATIONS                             DISTRIBUTIONS
                 --------------------------------------------------------     ----------------------------------------------

                                              Net Realized                                   Distributions
                                                  and                                          from Net
                 Net Asset                     Unrealized        Total        Dividends        Realized
                  Value,          Net            Gains            from         from Net       Gains from
                 Beginning     Investment     (Losses) on      Investment     Investment      Investment           Total
                 of Period       Income       Investments      Operations       Income       Transactions      Distributions
 ---------------------------------------------------------------------------------------------------------------------------
 LINDNER INTERNATIONAL FUND <F6>
 -------------------------------
 Period Ended June 30,
 1995                $9.00        $0.07           $0.02           $0.09          $0.00           $0.00             $0.00
 1996                $9.09       ($0.01)          $0.86           $0.85          $0.05           $0.00             $0.05
 1997                $9.89       ($0.01)          $1.45           $1.44          $0.00           $0.14             $0.14
 ---------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
                                                                             RATIOS/SUPPLEMENTAL DATA
                                               ------------------------------------------------------------------------------------
                                                                         Ratio of Net
                                                                          Investment                                       Net
                   Net Asset                    Ratio of                    Income                                       Assets,
                    Value,        Total         Expenses                      to          Portfolio     Average          End of
                    End of        Return       to Average                  Average        Turnover     Commission        Period
                    Period         <F7>        Net Assets                 Net Assets        Rate         Rates        (In Millions)
 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER INTERNATIONAL FUND <F6>
 -------------------------------
 Period Ended June 30,
 1995                 $9.09          1.00%         1.26%                      1.02%         0.00%                           $0.3
 1996                 $9.89          9.41%         2.57% <F9>                 0.05%        48.40%        $0.0293            $1.2
 1997                $11.19         14.76%         1.96%                     -0.14%        37.79%        $0.9954            $4.7
 ----------------------------------------------------------------------------------------------------------------------------------

 <F1> Historical performance information is for Lindner Fund, Inc. ("LGFI"), the predecessor of the Lindner Growth Fund series of the Trust. The Lindner Growth Fund series of the Trust succeeded to all of the assets and liabilities of LGFI on June 30, 1995, pursuant to a reorganization approved by the shareholders of LGFI on June 29, 1995.

 <F2> Historical performance information is for Lindner Dividend Fund, Inc.
      ("LDFI"), the predecessor of the Lindner Dividend Fund series of the Trust. The Lindner Dividend Fund series of the Trust succeeded to all of the assets and liabilities of LDFI on June 30, 1995, pursuant to a reorganization approved by the shareholders of LDFI on June 29, 1995.

 <F3> Operations commenced on October 4, 1993.

 <F4> Operations commenced on January 24, 1994.

 <F5> Operations commenced on February 11, 1994.

 <F6> Operations commenced on January 1, 1995.

 <F7> Total return for periods of less than one year are not annualized. Total return is the percentage increase in value for a period, assuming initial investment at the net asset value on the day before the start of the period and assuming all dividends and distributions were reinvested and a redemption at the net asset value on the last day of the period.

 <F8> On January 29, 1993, Lindner Growth Fund and Lindner Dividend Fund
      changed financial advisors to Ryback Management Corporation from Lindner Management Corporation.

 <F9> Expense ratio for periods after September 1, 1995, are computed using gross expenses which include fees reduced in connection with specific agreements.



                               (FOR AN INSTITUTIONAL SHARE OUTSTANDING THROUGHOUT THE PERIOD)
 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER GROWTH FUND <F1>
 -----------------------
 1997               $26.39        $0.34           $2.68           $3.02          $0.37           $3.10             $3.47
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER DIVIDEND FUND <F2>
 -------------------------
 1997               $28.07        $1.61           $0.66           $2.27          $1.66           $0.78             $2.44
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER UTILITY FUND <F3>
 ------------------------
 1997               $14.20        $0.27           $1.59           $1.86          $0.31           $0.02             $0.33
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER/RYBACK SMALL-CAP FUND <F4>
 ---------------------------------
 1997                $6.15        $0.04           $1.49           $1.53          $0.01           $0.00             $0.01
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER BULWARK FUND <F5>
 ------------------------
 1997                $8.36        $0.26          ($1.81)         ($1.55)         $0.14           $0.00             $0.14
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER INTERNATIONAL FUND <F6>
 ------------------------------
 1997                $9.89       ($0.04)          $1.45           $1.41          $0.00           $0.14             $0.14
 ----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                           Net
                                                                                                                         Assets,
                                                                                                                         End of
                                                                                                                         Period
                                                                                                                          (In
                                                                                                                       Thousands)
 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER GROWTH FUND <F1>
 ------------------------
 1997                $25.94         15.36% <F7>    0.46%                      1.29%        36.39%        $0.0437          $101.6
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER DIVIDEND FUND <F2>
 --------------------------
 1997                $27.90          9.84% <F7>    0.85%                      5.69%        40.32%         0.0443          $2,010
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER UTILITY FUND <F3>
 -------------------------
 1997                $15.74         14.52% <F7>    0.75%                      2.42%        86.44%        $0.0376           $53.8
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER/RYBACK SMALL-CAP FUND <F4>
 ----------------------------------
 1997                 $7.67         21.21% <F7>    0.59%                      0.26%        49.49%        $0.0496            $0.2
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER BULWARK FUND <F5>
 -------------------------
 1997                 $6.67        -18.61% <F7>    1.37%                      4.45%       457.57%        $0.0314           $1.57
 ----------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------
 LINDNER INTERNATIONAL FUND <F6>
 -------------------------------
 1997                $11.16         17.06% <F7>    1.48%                     -0.13%        37.79%        $0.9954            $0.4
 ----------------------------------------------------------------------------------------------------------------------------------

 <F1> For the period July 12, 1996 (initial purchase) to June 30, 1997.

 <F2> For the period July 9, 1996 (initial purchase) to June 30, 1997.

 <F3> For the period October 31, 1996 (initial purchase) to June 30, 1997.

 <F4> For the period November 1, 1996 (initial purchase) to June 30, 1997.

 <F5> For the period July 11, 1996 (initial purchase) to June 30, 1997.

 <F6> For the period November 1, 1996 (initial purchase) to June 30, 1997.

 <F7> Total return for periods of less than one year are not annualized. Total return is the percentage increase in value for a period, assuming initial investment at the net asset value on the day before the start of the period and assuming all dividends and distributions were reinvested and a redemption at the net asset value on the last day of the period.

INDEPENDENT AUDITORS' REPORT

Lindner Growth Fund,
Lindner Dividend Fund,
Lindner Utility Fund,
Lindner/Ryback Small-Cap Fund,
Lindner Bulwark Fund,
and Lindner International Fund

To the Trustees and Shareholders of Lindner Investments:

We have audited the accompanying statements of assets and liabilities of the Lindner Growth Fund, the Lindner Dividend Fund, the Lindner Utility Fund, the Lindner/Ryback Small-Cap Fund, the Lindner Bulwark Fund, and the Lindner International Fund, including the schedules of investments, as of June 30, 1997, and the related statements of operations for the year then ended, the statement of changes in net assets for the years ended June 30, 1997 and 1996, and the financial highlights for the periods then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the years in the six year period ended June 30, 1993 of the Lindner Growth Fund (formally the Lindner Fund, Inc.) and for each of the years in the six year period ended February 28, 1993 of the Lindner Dividend Fund were audited by other auditors, whose reports, dated August 9, 1993 and April 5, 1993 (April 15 as to certain distributions), respectively, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1997, by corresponding with the Funds' custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds at June 30, 1997, and the results of their operations, the changes in their net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
August 8, 1997

                     [THIS PAGE LEFT BLANK INTENTIONALLY]

                     [THIS PAGE LEFT BLANK INTENTIONALLY]

-----------------------------------
   LINDNER INVESTMENTS
   7711 Carondelet Avenue, Ste. 700
   St. Louis, Missouri 63105
   Tel: 314-727-5305
   Fax: 314-727-9306


   BOARD OF TRUSTEES
   Robert L. Byman
   Terence P. Fitzgerald
   Marc P. Hartstein
   Peter S. Horos
   Donald J. Murphy
   Dennis P. Nash
   Eric E. Ryback
   Doug T. Valassis

   INVESTMENT ADVISER
   Ryback Management Corporation

   CUSTODIANS
   Star Bank, N.A.
   The Chase Manhattan Bank, N.A.

   COUNSEL
   Dykema Gossett PLLC

   INDEPENDENT AUDITORS
   Deloitte & Touche LLP

   TRANSFER AGENT
   Ryback Management Corporation

-----------------------------------

          LINDNER FUNDS
   [LOGO] ADVISED BY RYBACK MANAGEMENT CORPORATION
          ----------------------------------------
                              www.lindnerfunds.com



                  LINDNER FUNDS
     ADVISED BY RYBACK MANAGEMENT CORPORATION
     ----------------------------------------

                    [LOGO]

                                annual report
                                        1997